
Bangkok Bank
ธนาคารกรุงเทพ


03029784


SEC MAIL PROCESSING
RECEIVED
SEP 04 2003
WASH. D.C. 155 SECTION

SUPPL

August 29, 2003

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited--Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the 2003 first half audited financial statements that Bangkok Bank reported to the Stock Exchange of Thailand.

Please be informed that our financial results can be accessed through SET's website at **http://www.set.or.th** (News Room/Company News) or SEC's website at **http://www.sec.or.th** (Listed Companies/Financial Statement) or Bangkok Bank's website at **http://www.bangkokbank.com** (About Us/Financial Statements).

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

Regards,

P. Tayanithi

Dr. Piyapan Tayanithi
Executive Vice President

Information Management Group, Office of the President
Tel (662) 230-1730, 231-4280

File No. 82-4835



SEC MAIL PROCESSING
RECEIVED
SEP 04 2003
WASH, D.C.
155
SECTION

BANGKOK BANK PUBLIC COMPANY LIMITED

Financial Statements

Half year ended June 30, 2003

Deloitte Touche Tohmatsu
Jaiyos Co., Ltd.
Rajanakarn Building, 25th Floor,
183 South Sathorn Road,
Yannawa, Sathorn,
Bangkok 10120, Thailand

Tel : 66 (0) 2676 5700
Fax : 66 (0) 2676 5757
www.deloitte.com

บริษัท ดีลอยท์ ทู้ช โธมัทสุ
ไชยยศ จำกัด
อาคารรัจนาการ ชั้น 25
183 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120

โทร : 66 (0) 2676 5700
แฟ็กซ์ : 66 (0) 2676 5757

Deloitte Touche Tohmatsu

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF BANGKOK BANK PUBLIC COMPANY LIMITED

We have audited the accompanying consolidated balance sheets of Bangkok Bank Public Company Limited and subsidiaries and the balance sheets of Bangkok Bank Public Company Limited as at June 30, 2003 and December 31, 2002, and the related consolidated and the Bank's statements of income, changes in shareholders' equity and cash flows for the half years ended June 30, 2003 and 2002. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and the Bank' s financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Bangkok Bank Public Company Limited and subsidiaries and of Bangkok Bank Public Company Limited as at June 30, 2003 and December 31, 2002, and the results of operations and the cash flows for the half years ended June 30, 2003 and 2002 respectively, in conformity with generally accepted accounting principles.

In addition, we have also reviewed the consolidated and the Bank's statements of income, for the quarters ended June 30, 2003 and 2002. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standards on Auditing applicable to review engagements. This Standard requires that we plan and perform the reviews to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provided less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing had come to our attention that causes us to believe that the consolidated and the Bank's statements of income as described in the fourth paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

As described in Notes 1.2, 3.6 and 4.6 to the financial statements, the Bank of Thailand (the "BOT") issued the Guidelines (the "Guidelines") for estimating and recording a minimum allowance for the doubtful accounts and also required the Bank to utilize the BOT defined qualitative loan review procedures. As at June 30, 2002, the Bank was carrying out the qualitative loans reviews per the BOT's notifications dated August 26, 1998 as an ongoing process. The Bank believed that the effect on the financial statements for the half year and for the quarter ended June 30, 2002 would not be material, had the Bank completed qualitative loan review procedures as required by the Guidelines. Subsequently in 2002, the BOT had replaced the Guidelines on qualitative loans reviews with the new guidelines dated September 20, 2002 and December 20, 2002. One of the main requirements is to require banks to perform qualitative reviews of their loans and commitments in accordance with the new guidelines at 25% of outstanding loans and commitments at the end of the year 2002 and subsequently to perform qualitative reviews of every single loan outstanding at the end of the calendar year (except loans that have been brought to and finalized by the court, new loans that were approved within the calendar year and retail loans that were reviewed by statistical methods). As at December 31, 2002, the Bank complied with the new guidelines and as at June 30, 2003, the Bank is in the process of performing the qualitative reviews under the new guidelines.

As described in Note 1 to the financial statements, Thailand and many other Asia-Pacific countries continue to experience economic difficulties. Such conditions have affected and may continue to adversely affect bank operations in Thailand including the Bank and its subsidiaries.



Dr. Suphamit Techamontrikul
Certified Public Accountant (Thailand)
Registration No. 3356
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
August 18, 2003

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at June 30, 2003	As at December 31, 2002	As at June 30, 2003	As at December 31, 2002
ASSETS				
CASH	16,838,784,784	23,899,817,994	16,723,980,730	23,783,877,885
INTERBANK AND MONEY MARKET ITEMS				
(Note 4.2)				
Domestic items				
Interest bearing	4,235,270,776	9,060,526,374	3,783,474,540	8,506,960,463
Non - interest bearing	9,775,050,561	7,261,656,656	9,649,912,507	7,224,865,547
Foreign items				
Interest bearing	82,220,394,716	109,828,925,391	92,455,158,620	119,862,093,521
Non - interest bearing	11,294,401,717	4,487,721,233	10,936,982,882	4,114,493,453
Total interbank and money market items, net	107,525,117,770	130,638,829,654	116,825,528,549	139,708,412,984
SECURITIES PURCHASED UNDER				
RESALE AGREEMENTS (Note 4.3)	41,130,000,000	6,180,000,000	41,000,000,000	6,000,000,000
INVESTMENTS (Notes 3.4 and 4.4)				
Current investments, net	78,407,258,695	65,894,182,824	67,514,932,419	59,826,059,266
Long - term investments, net	257,620,747,652	255,076,762,725	255,555,040,022	250,391,240,857
Investments in subsidiaries				
and associated companies, net	2,440,993,170	2,322,423,843	7,928,590,565	7,944,294,793
Total investments, net	338,468,999,517	323,293,369,392	330,998,563,006	318,161,594,916
LOANS AND ACCRUED INTEREST				
RECEIVABLE				
Loans (Notes 3.5 and 4.5)	845,849,826,433	837,853,886,685	838,648,631,496	830,622,403,628
Accrued interest receivable	1,468,920,362	1,473,371,725	1,452,872,576	1,459,147,451
Total loans and accrued interest receivable	847,318,746,795	839,327,258,410	840,101,504,072	832,081,551,079
Less Allowance for doubtful accounts				
(Notes 3.6 and 4.6)	(133,547,402,632)	(138,137,319,243)	(132,963,445,510)	(137,529,844,164)
Less Revaluation allowance for debt				
restructuring (Note 4.7)	(12,596,044,655)	(13,224,311,237)	(12,596,044,655)	(13,224,311,237)
Total loans and accrued interest				
receivable, net	701,175,299,508	687,965,627,930	694,542,013,907	681,327,395,678
PROPERTIES FORECLOSED, NET				
(Notes 3.8 and 4.8)	32,904,714,868	33,741,081,616	30,908,240,631	31,605,689,578
CUSTOMERS' LIABILITIES UNDER				
ACCEPTANCES	1,227,260,287	1,178,513,869	1,227,260,287	1,178,513,869
PREMISES AND EQUIPMENT, NET				
(Notes 3.9 and 4.9)	29,635,054,469	30,027,940,763	29,476,367,580	29,846,121,188

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at June 30, 2003	As at December 31, 2002	As at June 30, 2003	As at December 31, 2002
ASSETS (CONTINUED)				
LEGAL EXPENSE PAID IN ADVANCE	1,885,717,122	1,925,871,864	1,881,636,163	1,921,086,447
ACCRUED INTEREST RECEIVABLE FROM INVESTMENTS	3,695,659,668	3,893,854,492	3,589,467,139	3,733,209,068
LEASEHOLD, NET (Note 3.11)	2,549,097,872	2,698,225,088	2,535,653,645	2,698,225,088
OTHER ASSETS, NET	7,304,364,205	5,512,546,078	6,275,598,125	5,134,335,606
TOTAL ASSETS	1,284,340,070,070	1,250,955,678,740	1,275,984,309,762	1,245,098,462,307

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at June 30, 2003	As at December 31, 2002	As at June 30, 2003	As at December 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS (Note 4.10)				
Deposits in Baht	1,004,442,573,534	977,677,526,140	1,002,365,427,681	975,658,350,630
Deposits in foreign currencies	92,548,416,668	93,016,907,507	86,426,241,911	87,006,319,962
Total deposits	1,096,990,990,202	1,070,694,433,647	1,088,791,669,592	1,062,664,670,592
INTERBANK AND MONEY MARKET ITEMS (Note 4.11)				
Domestic items				
Interest bearing	1,649,613,210	1,783,215,463	1,508,613,210	1,783,215,463
Non - interest bearing	4,799,949,331	2,353,200,508	4,884,478,423	2,406,006,617
Foreign items				
Interest bearing	14,435,489,853	15,777,177,291	15,362,888,256	18,374,098,271
Non - interest bearing	1,639,790,545	1,389,229,244	1,704,747,299	1,433,208,763
Total interbank and money market items, net	22,524,842,939	21,302,822,506	23,460,727,188	23,996,529,114
LIABILITIES PAYABLE ON DEMAND	3,972,889,507	3,592,004,734	3,883,107,761	3,549,489,211
BORROWINGS (Note 4.12)				
Short - term borrowings	14,124,288,875	4,356,299,115	14,124,288,875	4,356,299,115
Long - term borrowings	30,011,805,114	39,928,654,861	30,011,805,114	39,928,654,861
Total borrowings	44,136,093,989	44,284,953,976	44,136,093,989	44,284,953,976
SUBORDINATED DEBENTURES CUM PREFERRED SHARES (Note 4.18)	34,496,550,000	34,496,550,000	34,496,550,000	34,496,550,000
BANK'S LIABILITIES UNDER ACCEPTANCES	1,227,260,287	1,178,513,869	1,227,260,287	1,178,513,869
INTEREST PAYABLE	3,757,770,856	4,640,064,141	3,725,954,500	4,590,758,385
INTER ACCOUNT BALANCE, NET	4,240,273,313	6,080,468,964	4,217,268,967	6,072,280,876
OTHER LIABILITIES	9,467,627,390	8,991,329,065	8,711,336,826	8,762,592,801
TOTAL LIABILITIES	1,220,814,298,483	1,195,261,140,902	1,212,649,969,110	1,189,596,338,824

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at June 30, 2003	As at December 31, 2002	As at June 30, 2003	As at December 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 4.19)				
Registered share capital				
3,998,000,000 ordinary shares of Baht 10 each	39,980,000,000	39,980,000,000	39,980,000,000	39,980,000,000
2,000,000 preferred shares of Baht 10 each	20,000,000	20,000,000	20,000,000	20,000,000
Issued and paid - up share capital				
1,466,495,694 ordinary shares of Baht 10 each	14,664,956,940	14,664,956,940	14,664,956,940	14,664,956,940
345,000 preferred shares of Baht 10 each (Notes 4.18 and 4.19)	3,450,000	3,450,000	3,450,000	3,450,000
PREMIUM ON ORDINARY SHARE CAPITAL	49,741,738,452	49,741,738,452	49,741,738,452	49,741,738,452
UNREALIZED INCREMENT PER LAND APPRAISAL (Note 3.9)	10,200,977,371	10,209,272,989	10,200,977,371	10,209,272,989
UNREALIZED INCREMENT PER PREMISES APPRAISAL (Note 3.9)	5,324,903,884	5,655,283,543	5,324,903,884	5,655,283,543
FOREIGN EXCHANGE ADJUSTMENT	1,264,174,903	1,584,794,664	1,264,174,903	1,584,794,664
UNREALIZED GAINS ON INVESTMENT (Note 3.4)	17,184,680,752	13,896,851,337	17,184,680,752	13,896,851,337
UNREALIZED LOSSES ON INVESTMENT (Note 3.4)	(2,227,750,431)	(2,448,629,103)	(2,227,750,431)	(2,448,629,103)
RETAINED EARNINGS (DEFICIT)				
Appropriated				
Legal reserves (Note 4.22)	11,544,800,000	11,544,800,000	11,544,800,000	11,544,800,000
Other reserves (Note 4.22)	63,266,975,948	63,266,975,948	63,266,975,948	63,266,975,948
Unappropriated (Deficit)	(107,634,567,167)	(112,617,371,287)	(107,634,567,167)	(112,617,371,287)
TOTAL	63,334,340,652	55,502,123,483	63,334,340,652	55,502,123,483
MINORITY INTEREST	191,430,935	192,414,355	-	-
TOTAL SHAREHOLDERS' EQUITY, NET	63,525,771,587	55,694,537,838	63,334,340,652	55,502,123,483
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,284,340,070,070	1,250,955,678,740	1,275,984,309,762	1,245,098,462,307

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at June 30, 2003	As at December 31, 2002	As at June 30, 2003	As at December 31, 2002
OFF - BALANCE - SHEET ITEMS				
CONTINGENCIES (Note 4.23)				
AVALS TO BILLS AND GUARANTEES OF LOANS	23,961,904,617	20,964,323,977	23,927,304,617	20,890,823,977
LIABILITY UNDER UNMATURED IMPORT BILLS	9,476,652,280	8,920,775,091	9,303,305,621	8,824,740,556
LETTERS OF CREDIT	25,714,487,021	26,143,944,990	25,249,492,592	25,933,002,861
OTHER CONTINGENCIES	589,980,785,931	522,172,553,145	606,493,397,503	538,208,714,781

Notes to the financial statements form an integral part of these financial statements

(Mr. Chartsiri Sophonpanich)

(Mr. Teera Aphaiwongse)

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED JUNE 30,

"UNAUDITED - REVIEWED"

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
INTEREST AND DIVIDEND INCOME				
Interest on loans	8,062,233,155	8,491,825,754	7,962,694,041	8,412,812,911
Interest on interbank and money market items	613,965,705	1,424,214,083	829,111,059	1,545,110,797
Hire purchase and financial lease income	6,470,104	141,409	-	-
Investments	3,023,703,872	3,064,245,080	2,911,935,874	2,950,283,806
Total interest and dividend income	11,706,372,836	12,980,426,326	11,703,740,974	12,908,207,514
INTEREST EXPENSES				
Interest on deposits	3,673,419,733	4,952,071,791	3,619,386,699	4,896,198,279
Interest on interbank and money market items	59,962,448	174,381,344	106,851,364	188,982,278
Interest on short - term borrowings	892,687,894	431,705,318	892,687,894	431,705,318
Interest on long - term borrowings	1,633,938,720	2,041,661,189	1,633,938,720	2,041,661,189
Total interest expenses	6,260,008,795	7,599,819,642	6,252,864,677	7,558,547,064
NET INTEREST AND DIVIDEND INCOME	5,446,364,041	5,380,606,684	5,450,876,297	5,349,660,450
BAD DEBT AND DOUBTFUL ACCOUNTS	294,613,677	810,887,043	280,990,354	810,145,191
LOSS ON DEBT RESTRUCTURING	855,679,365	291,046,139	855,679,365	291,046,139
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	4,296,070,999	4,278,673,502	4,314,206,578	4,248,469,120
NON - INTEREST INCOME				
Gain on investments, net	1,619,477,016	243,146,536	1,618,393,596	243,146,536
Equity in undistributed net income (loss) of subsidiaries and associated companies	97,062,714	11,276,359	90,409,384	(53,741,385)
Fees and service income				
Acceptances, aval and guarantees	65,004,188	97,657,462	64,984,450	97,649,462
Others	2,780,986,078	2,643,222,059	2,646,714,658	2,516,457,497
Gain on exchange, net	713,191,644	438,927,844	699,683,245	456,285,452
Gain on disposal of assets	69,631,173	59,634,849	66,607,120	57,344,230
Other income	276,420,041	423,477,679	221,593,712	412,879,942
Total non - interest income	5,621,772,854	3,917,342,788	5,408,386,165	3,730,021,734
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON - INTEREST INCOME	9,917,843,853	8,196,016,290	9,722,592,743	7,978,490,854

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUTED)

FOR THE QUARTERS ENDED JUNE 30,

"UNAUDITED - REVIEWED"

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
NON - INTEREST EXPENSES				
Personnel expenses	2,138,326,924	2,035,223,745	2,051,223,333	1,936,792,616
Premises and equipment expenses	1,177,022,782	1,147,547,127	1,141,577,885	1,112,570,623
Taxes and duties	501,365,225	510,482,158	498,310,846	508,021,775
Fees and service expenses	448,489,790	611,738,075	424,013,473	593,215,269
Directors' remuneration	11,299,495	10,469,280	10,250,000	9,543,280
Contributions to the Financial Institutions				
Development Fund	1,010,946,967	1,022,437,511	1,006,845,524	1,020,491,466
Other expenses	1,883,082,100	1,308,361,224	1,855,570,912	1,249,727,830
Total non - interest expenses	7,170,533,283	6,646,259,120	6,987,791,973	6,430,362,859
INCOME BEFORE INCOME TAX	2,747,310,570	1,549,757,170	2,734,800,770	1,548,127,995
INCOME TAX EXPENSES (Note 4.28)	5,476,110	3,161,298	-	-
INCOME BEFORE MINORITY INTEREST	2,741,834,460	1,546,595,872	2,734,800,770	1,548,127,995
MINORITY INTERESTS IN SUBSIDIARIES'				
PROFIT (LOSS)	7,033,690	(1,532,123)	-	-
NET INCOME	2,734,800,770	1,548,127,995	2,734,800,770	1,548,127,995
BASIC EARNINGS FOR THE QUARTERS				
PER SHARE (Note 3.18)	1.87	1.05	1.87	1.05
WEIGHTED AVERAGE NUMBER				
OF ORDINARY				
SHARES **SHARES**	1,466,495,694	1,466,495,694	1,466,495,694	1,466,495,694

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE HALF YEARS ENDED JUNE 30,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
INTEREST AND DIVIDEND INCOME				
Interest on loans	16,916,578,427	17,209,173,005	16,716,817,563	17,052,113,956
Interest on interbank and money market items	1,775,279,099	2,978,009,408	2,139,975,270	3,226,495,660
Hire purchase and financial lease income	6,894,291	442,270	-	-
Investments	6,271,158,857	6,075,388,483	6,028,940,686	5,847,286,912
Total interest and dividend income	24,969,910,674	26,263,013,166	24,885,733,519	26,125,896,528
INTEREST EXPENSES				
Interest on deposits	7,805,431,268	10,240,779,967	7,697,491,995	10,127,820,856
Interest on interbank and money market items	171,457,410	341,835,529	211,850,991	375,296,688
Interest on short - term borrowings	1,479,950,932	863,410,636	1,479,950,932	863,410,636
Interest on long - term borrowings	3,556,391,467	4,080,498,965	3,556,391,467	4,080,498,965
Total interest expenses	13,013,231,077	15,526,525,097	12,945,685,385	15,447,027,145
NET INTEREST AND DIVIDEND INCOME	11,956,679,597	10,736,488,069	11,940,048,134	10,678,869,383
BAD DEBT AND DOUBTFUL ACCOUNTS (Note 4.6)	580,514,756	451,652,614	556,262,180	455,696,239
LOSS ON DEBT RESTRUCTURING	1,785,683,256	1,673,909,623	1,785,683,256	1,673,909,623
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	9,590,481,585	8,610,925,832	9,598,102,698	8,549,263,521
NON - INTEREST INCOME				
Gain on investments, net	2,016,216,100	248,807,037	2,015,132,680	242,687,835
Equity in undistributed net income (loss) of subsidiaries and associated companies	113,964,479	15,750,546	105,209,855	(13,599,770)
Fees and service income				
Acceptances, aval and guarantees	133,017,504	178,329,566	132,995,766	178,296,566
Others	5,591,176,000	5,325,093,666	5,377,135,935	5,059,828,661
Gain on exchange, net	1,402,827,828	960,001,235	1,369,921,842	972,938,093
Gain on disposal of assets	82,321,292	122,683,287	79,297,239	119,164,804
Other income	379,480,746	571,392,577	314,650,161	554,849,190
Total non - interest income	9,719,003,949	7,422,057,914	9,394,343,478	7,114,165,379
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON - INTEREST INCOME	19,309,485,534	16,032,983,746	18,992,446,176	15,663,428,900

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUTED)

FOR THE HALF YEARS ENDED JUNE 30,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
NON - INTEREST EXPENSES				
Personnel expenses	4,234,391,020	4,074,618,028	4,078,940,407	3,897,541,674
Premises and equipment expenses	2,346,917,786	2,467,781,496	2,284,902,001	2,396,024,493
Taxes and duties	1,046,348,227	959,647,079	1,040,590,336	954,681,363
Fees and service expenses	918,295,891	1,006,733,066	879,427,091	980,182,686
Directors' remuneration	17,920,495	16,799,080	16,100,000	15,242,080
Contributions to the Financial Institutions Development Fund	2,017,792,490	2,044,875,022	2,013,691,047	2,040,982,932
Loss on impairment of properties forecosed	1,751,455,350	254,066,650	1,738,151,404	207,304,319
Other expenses	2,322,250,583	2,094,523,145	2,295,248,861	2,070,424,847
Total non - interest expenses	14,655,371,842	12,919,043,566	14,347,051,147	12,562,384,394
INCOME BEFORE INCOME TAX	4,654,113,692	3,113,940,180	4,645,395,029	3,101,044,506
INCOME TAX EXPENSES (Note 4.28)	5,893,721	4,074,588	-	-
INCOME BEFORE MINORITY INTEREST	4,648,219,971	3,109,865,592	4,645,395,029	3,101,044,506
MINORITY INTERESTS IN SUBSIDIARIES' PROFIT	2,824,942	8,821,086	-	-
NET INCOME	4,645,395,029	3,101,044,506	4,645,395,029	3,101,044,506
BASIC EARNINGS FOR THE HALF YEARS PER SHARE (Note 3.18)	3.17	2.11	3.17	2.11
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES **SHARES**	1,466,495,694	1,466,495,694	1,466,495,694	1,466,495,694

Notes to the financial statements form an integral part of these financial statements

(Mr. Chartsiri Sophonpanich)　　　　(Mr. Teera Aphaiwongse)

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE HALF YEARS ENDED JUNE 30,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
ORDINARY SHARE CAPITAL				
Beginning balance	14,664,956,940	14,664,956,940	14,664,956,940	14,664,956,940
Ending balance	14,664,956,940	14,664,956,940	14,664,956,940	14,664,956,940
PREFERRED SHARES				
Beginning balance	3,450,000	3,450,000	3,450,000	3,450,000
Ending balance	3,450,000	3,450,000	3,450,000	3,450,000
PREMIUM ON ORDINARY SHARE CAPITAL				
Beginning balance	49,741,738,452	49,741,738,452	49,741,738,452	49,741,738,452
Ending balance	49,741,738,452	49,741,738,452	49,741,738,452	49,741,738,452
UNREALIZED INCREMENT PER LAND APPRAISAL				
Beginning balance	10,209,272,989	10,293,557,225	10,209,272,989	10,293,557,225
Deductions	(8,295,618)	(83,184,236)	(8,295,618)	(83,184,236)
Ending balance	10,200,977,371	10,210,372,989	10,200,977,371	10,210,372,989
UNREALIZED INCREMENT PER PREMISES APPRAISAL				
Beginning balance	5,655,283,543	6,257,794,426	5,655,283,543	6,257,794,426
Additions	-	105,656,566	-	105,656,566
Deductions	(330,379,659)	(330,841,874)	(330,379,659)	(330,841,874)
Ending balance	5,324,903,884	6,032,609,118	5,324,903,884	6,032,609,118
FOREIGN EXCHANGE ADJUSTMENT				
Beginning balance	1,584,794,664	1,783,339,273	1,584,794,664	1,783,339,273
Deductions	(320,619,761)	(462,376,568)	(320,619,761)	(462,376,568)
Ending balance	1,264,174,903	1,320,962,705	1,264,174,903	1,320,962,705
UNREALIZED GAINS ON INVESTMENTS				
Beginning balance	13,896,851,337	8,538,151,062	13,896,851,337	8,538,151,062
Additions	3,287,829,415	829,228,315	3,287,829,415	829,228,315
Ending balance	17,184,680,752	9,367,379,377	17,184,680,752	9,367,379,377
UNREALIZED LOSSES ON INVESTMENTS				
Beginning balance	(2,448,629,103)	(3,364,166,192)	(2,448,629,103)	(3,364,166,192)
Deductions	220,878,672	694,237,942	220;878,672	694,237,942
Ending balance	(2,227,750,431)	(2,669,928,250)	(2,227,750,431)	(2,669,928,250)

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
RETAINED EARNINGS (DEFICIT)				
Appropriated				
LEGAL RESERVES				
Beginning balance	11,544,800,000	11,544,800,000	11,544,800,000	11,544,800,000
Ending balance	11,544,800,000	11,544,800,000	11,544,800,000	11,544,800,000
OTHER RESERVES				
Beginning balance	63,266,975,948	63,266,975,948	63,266,975,948	63,266,975,948
Ending balance	63,266,975,948	63,266,975,948	63,266,975,948	63,266,975,948
Unappropriated (deficit)				
Beginning balance	(112,617,371,287)	(119,533,461,631)	(112,617,371,287)	(119,533,461,631)
Additions - Net income	4,645,395,029	3,101,044,506	4,645,395,029	3,101,044,506
- Depreciation of building - appraisal (Note 4.1.2.5)	330,379,659	318,713,237	330,379,659	318,713,237
- Realized increment of assets appraisal (Note 4.1.2.6)	7,029,432	-	7,029,432	-
Ending balance	(107,634,567,167)	(116,113,703,888)	(107,634,567,167)	(116,113,703,888)
MINORITY INTEREST				
Beginning balance	192,414,355	134,142,290	-	-
Additions (Deductions)	(983,420)	58,756,530	-	-
Ending balance	191,430,935	192,898,820	-	-
TOTAL	63,525,771,587	47,562,512,211	63,334,340,652	47,369,613,391

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE HALF YEARS ENDED JUNE 30,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	4,645,395,029	3,101,044,506	4,645,395,029	3,101,044,506
Item to reconcile net income to net cash flows from operating activities				
Depreciation and amortization expenses	5,016,732,225	5,096,863,012	5,035,960,273	5,104,261,087
Bad debt and doubtful accounts	580,514,756	451,652,614	556,262,180	455,696,239
Loss on debt restructuring	1,785,683,256	1,673,909,623	1,785,683,256	1,673,909,623
Gain on foreign exchange	(1,451,643,032)	(1,086,198,110)	(1,451,280,879)	(1,086,386,508)
Loss (gain) on disposal of assets	7,219,532	(6,153,090)	7,195,527	(5,444,436)
Unrealized loss on revaluation of trading securities	19,698,013	117,659,056	19,699,638	117,659,056
Gain on disposal of securities for investment	(2,266,422,236)	(262,335,451)	(2,264,881,111)	(256,458,630)
Loss on impairment of investments	305,836,527	89,524,499	305,836,527	89,524,499
Loss from investments written off	108,001,801	-	108,001,801	-
Gain on reversal of impairment of investments	-	(24,185,368)	-	(24,185,368)
Gain on revaluation of land and premises	-	(11,299,706)	-	(11,299,706)
Equity in undistributed net loss (income) of subsidiaries and associated companies	(113,964,479)	(15,750,546)	(105,209,855)	13,599,770
Dividend income from subsidiaries and associated companies	4,199,580	20,988,300	4,199,580	20,988,300
Stock dividends received	-	(9,968,250)	-	(9,968,250)
Loss on impairment of properties foreclosed	1,751,455,350	254,066,650	1,738,151,404	207,304,319
Gain on reversal of impairment of properties foreclosed	(4,496,816)	-	-	-
Loss on impairment of other assets	24,703,001	21,121,754	22,156,623	16,427,705
Accrued interest receivable and dividend decrease	1,050,063,497	1,410,790,900	1,000,250,613	1,300,155,929
Accrued receivable - other increase	(29,820,159)	(39,507,388)	(17,861,947)	(42,350,352)
Accrued interest payable decrease	(882,293,285)	(994,191,182)	(864,803,884)	(987,752,007)
Accrued other expenses decrease	(122,450,350)	(152,924,386)	(84,450,218)	(158,046,805)
Minority interest in profit of subsidiaries	2,824,942	8,821,086	-	-
Income from operations before changes in operating assets and liabilities	10,431,237,152	9,643,928,523	10,440,304,557	9,518,678,971

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating assets (increase) decrease				
Interbank and money market items	16,147,325,499	42,449,201,302	15,916,498,049	42,713,717,953
Negotiable certificates of deposit	6,099,337,329	16,476,753	6,099,337,329	16,476,753
Securities purchased under resale agreements	(34,950,000,000)	(46,718,000,000)	(35,000,000,000)	(47,279,000,000)
Current investments - trading securities	107,339,454	3,844,726,366	107,573,454	3,844,726,366
Loans	(17,111,613,724)	(5,223,330,550)	(17,022,799,443)	(5,315,537,317)
Properties foreclosed	870,407,052	616,463,983	685,765,564	540,561,679
Other assets	(1,045,195,837)	(3,494,574,950)	(403,330,473)	(3,130,032,821)
Operating liabilities increase (decrease)				
Interbank and money market items	1,222,020,433	(502,371,999)	(535,801,926)	(1,062,766,643)
Negotiable certificates of deposit	3,963,769	(76,112,237)	5,943,004	(287,100)
Deposits	26,292,592,785	11,111,874,611	26,121,055,996	11,179,940,935
Liabilities payable on demand	380,884,773	235,465,171	333,618,549	198,880,832
Securities sold under repurchase agreements	-	10,000,000	-	10,000,000
Other liabilities	(176,233,689)	(2,739,799,530)	(803,827,591)	(2,960,192,781)
Net cash provided by operating activities	8,272,064,996	9,173,947,443	5,944,337,069	8,275,166,827
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available for sale securities	(177,285,084,588)	(87,891,582,206)	(175,451,398,912)	(85,799,852,922)
Proceeds from disposal of available for sale securities	164,845,911,405	76,129,524,628	162,290,054,532	75,028,778,710
Purchase of held to maturity debt securities	(19,347,165,211)	(9,382,223,162)	(8,517,958,329)	(8,746,380,420)
Proceeds from redemption of held to maturity debt securities	18,683,622,994	13,718,462,629	10,894,819,994	13,044,852,144
Purchases of general investments	(44,317,822)	(480,000,000)	(44,317,822)	(480,000,000)
Proceeds from disposal of general investments	1,248,608,244	64,834,888	1,248,494,581	64,834,888
Purchases of investments in subsidiaries and associated companies	-	-	(3,516,230)	-
Proceeds from disposal of investments in subsidiaries and associated companies	23,117,267	-	23,117,267	-
Purchase of premises, equipment and leasehold	(940,639,762)	(966,566,016)	(929,383,008)	(948,872,705)
Proceeds from disposal of premises, equipment and leasehold	19,492,195	11,020,488	19,467,965	6,925,432
Net cash used in investing activities	(12,796,455,278)	(8,796,528,751)	(10,470,619,962)	(7,829,714,873)

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash paid for subordinated bonds extinguishment	(2,530,000,000)	(2,530,000,000)	(2,530,000,000)	(2,530,000,000)
Net cash used in financing activities	(2,530,000,000)	(2,530,000,000)	(2,530,000,000)	(2,530,000,000)
Effect on cash due to changes in the exchange rates	(6,642,928)	(17,948,226)	(3,614,262)	(15,893,084)
Net decrease in cash	(7,061,033,210)	(2,170,529,534)	(7,059,897,155)	(2,100,441,130)
Cash as at January 1,	23,899,817,994	16,141,827,206	23,783,877,885	16,017,906,106
Cash as at June 30,	16,838,784,784	13,971,297,672	16,723,980,730	13,917,464,976

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND THE BANK'S FINANCIAL STATEMENTS
FOR THE HALF YEARS ENDED JUNE 30, 2003 AND 2002

1. ECONOMIC SITUATION AND THE OPERATIONS OF THE BANK AND ITS SUBSIDIARIES

1.1 Economic situation and the operations of the Bank and its subsidiaries

Thailand and many Asia-Pacific countries continued to experience economic difficulties. Such conditions have affected and may continue to adversely affect bank operations in Thailand, including Bangkok Bank Public Company Limited. The presenting consolidated and Bank's financial statements reflect management's assessment of the possible impact of the economic conditions on the financial position of the Bank and subsidiaries. The ultimate effect of such uncertainties on the financial position of the Bank and subsidiaries cannot be presently determined.

1.2 Allowance for doubtful accounts

The Bank of Thailand's (the BOT) requires banks to categorize their loan portfolios and set up the allowance for doubtful accounts on account-by-account basis, or alternatively, on a customer basis which is more stringent. In this respect, the Bank has adopted the more stringent requirement to classify loans on a customer basis as previously performed. The Bank classifies all loan categories belonging to one customer as the lowest quality category of such customer as well as sets up the allowance for doubtful accounts according to six loan portfolio categories at the required rate. The BOT's guidelines require banks to establish new interest accrual and reversal policies and maximum collateral valuation limits for the purpose of calculating the allowance for doubtful accounts. The guidelines require banks to perform the qualitative reviews of their loans and commitments, including off-balance-sheet exposures, on a periodic basis and to implement appropriate risk management systems and controls. However, for the first half of the year 2002, the Bank had performed the qualitative loans reviews in accordance with the BOT's guidelines in effect at the time. For the second half of the year 2002, the BOT had replaced the guidelines on qualitative loans reviews per the BOT's notification dated August 26, 1998 with the new guidelines regarding the amendment of the regulations of qualitative review of loans, commitments and its related reports dated September 20, 2002 and December 20, 2002, which requires banks to perform qualitative reviews of their loans and commitments in accordance with the new guidelines at 25% of outstanding loans and commitments as at the end of the year 2002. As at December 31, 2002, the Bank was fully in compliance with such requirement.

For the half year ended June 30, 2003, the new BOT's guidelines referred to above requires banks to perform reviews of all loans which have outstanding balance as at the end of the calendar year. (Except loans that have been brought to and finalized by the court, new loans that were approved within the end of the calendar year and retail loans that were reviewed by statistical methods.) As at June 30, 2003, the Bank was carrying out the qualitative loans reviews as an ongoing new process.

The BOT has also issued the additional amendment of the qualitative loans reviews guidelines per the notification dated March 31, 2003. The main idea of the notification was to elaborate on the qualitative loans reviews by using statistical methods for loans that have outstanding balance less than Baht 20 million as at the end of the calendar year instead of

retail loans. The Bank has already performed the process to improve the qualitative loans reviews criteria in accordance with the above notification.

Furthermore, the BOT has also issued several additional guidelines to clearly clarify the aforementioned guidelines, such as the guideline for the basis for debt restructuring and collateral appraisal of the financial institutions, worthless or irrecoverable assets or assets with doubtful value of recoverability including reports required to submit to the BOT.

1.3 Other regulatory requirements

The Bank is subject to various capital and regulatory requirements administered by the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance-sheet items as calculated in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgement by the BOT about components, risk weightings and other factors. The Bank believes that as at June 30, 2003 and December 31, 2002, the Bank met all capital adequacy requirements. However, these capital and regulatory requirements are subject to change, as considered necessary by the BOT.

2. BASIS FOR PREPARATION OF THE INTERIM FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As at June 30, 2003 and December 31, 2002, the Bank has a total staff of 18,102 and 18,416, respectively.

2.1 The consolidated financial statements and the Bank's financial statements are presented in accordance with the regulations of the Stock Exchange of Thailand (SET) dated January 22, 2001, regarding the basis, conditions and procedures for the preparation and submission of financial statements position and results of operations of listed companies B.E. 2544, and with the BOT's notification regarding the balance sheets and statements of income of commercial banks dated May 10, 2001, and its related letter of July 9, 2001.

The preparation of financial statements in conformity with GAAP also requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The accompanying financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand.

2.2 The consolidated financial statements include the accounts of all branches of the Bank and its six subsidiaries and eliminate significant business transactions and outstanding balances between the Bank and its subsidiaries. The six subsidiaries are BBL (Cayman) Limited,

Bangkok Bank Berhad, Bualuang Finance Company Limited, Sinnsuptawee Asset Management Company Limited, Bualuang Capital Augmented Preferred Securities (CAPS) Fund, the juristic entity established to raise capital on behalf of the Bank, and BBL Asset Management Company Limited. The consolidated financial statements do not include the financial statements of Noble Place Company Limited and Thai Precision Manufacturing Company Limited in which the Bank holds 60.61% and 59.77%, respectively, stake through debt restructuring as the Bank intends to hold such investments on a temporary basis. Noble Place Company Limited reported total assets in their December 31, 2002 audited financial statements amounting to Baht 710.0 million and Thai Precision Manufacturing Company Limited reported total assets in their December 31, 2001 audited financial statements amounting to Baht 776.2 million.

The consolidated financial statements for the quarter and the half year ended June 30, 2003 included BBL Nominees (Tempatan) SDN BHD, the 100.00% owned subsidiary of Bangkok Bank Berhad.

The consolidated financial statements for the quarter and the half year ended June 30, 2002 and balance sheet as at December 31, 2002 also included BBL Nominees (Tempatan) SDN BHD and BBL Nominees (Asing) SDN BHD, the 100.00% owned subsidiaries of Bangkok Bank Berhad.

In addition, the consolidated financial statements for the quarters and the half years ended June 30, 2003 and 2002 as well as balance sheet as at December 31, 2002 also included Bualuang Securities Company Limited, the 65.00% owned subsidiary of Bualuang Finance Company Limited.

All subsidiaries of the Bank were registered in the Kingdom of Thailand except for BBL (Cayman) Limited which was registered in Cayman Islands British West Indies and Bangkok Bank Berhad which was registered in Malaysia.

2.3 The Bank's financial statements include the accounts of all branches of the Bank and account for investment in subsidiaries and associated companies by the equity method. However, the Bank's interest in subsidiaries was taken from the reviewed financial statements of these companies except for Bualuang Finance Company Limited and Bualuang Securities Company Limited taken from the audited financial statements and BBL Asset Management Company Limited taken from the unreviewed financial statements; and the Bank's interest in associated companies' equity was taken from the unaudited financial statements of these companies except for Asia Credit Public Company Limited's financial statements which has been audited.

3. SIGNIFICANT ACCOUNTING POLICIES

3.1 Recognition of interest income

The Bank recognizes interest income from loans on an accrual basis, except for interest which was accrued over 3 months, such interest is recognized when received. The Bank reverses all accrued interest income for items which are no longer on an accrual basis.

3.2 Recognition of interest expenses and other expenses

The Bank recognizes interest expenses and other expenses includes contribution to the Financial Institutions Development Fund on an accrual basis.

3.3 Cash

Cash are cash on hand and cash in transit.

3.4 Investments

The Bank's investments portfolios, consisting of debt, equity securities and investments in receivables are classified as trading securities, available for sale securities, held to maturity securities, general investment and investment in subsidiaries and associated companies which the Bank presents as current investments, long-term investments, and investments in subsidiaries and associated companies.

Current investments are investments which the Bank intends to hold for one year or less. Current investments include trading securities, available for sale securities and debt securities maturing within one year.

Long-term investments are investments which the Bank intends to hold for more than one year. Long-term investments include equity securities that are classified as available for sale securities, general investment and debt securities maturing more than one year.

Investment in debt securities or marketable equity securities with readily determinable market values that are acquired with the intent to hold for a short period of time in order to take advantage of anticipated changes in market values are classified as trading securities and carried at fair value. Unrealized gains and losses from changes in fair value are recognized as non-interest income.

Debt securities and investments in receivables for which the Bank has the intent and the ability to hold until maturity are classified as held to maturity debt securities and carried at the amortized cost, net of valuation allowances for impairment, if any.

Debt securities, investments in receivables and marketable equity securities with readily determinable market values that are not classified as either held to maturity securities, or trading securities or investments in subsidiaries and associated companies are classified as available for sale securities and carried at fair value, net of valuation allowances for impairment, if any. The unrealized gains or losses related to available for sale securities are reported as a component of shareholders' equity until realized, after which it will be recognized in the statement of income.

Non-marketable equity securities and listed securities acquired through debt restructuring with trading restriction are classified as general investment and carried at cost, net of valuation allowances for impairment, if any.

The Bank presented investment in subsidiaries and associated companies by the equity method, net of valuation allowances for impairment.

The Bank classified the non-negotiable promissory note and the rights of the Bank against the promissory note, which is avaled by the Financial Institutions Development Fund (FIDF) and given to the Bank by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer impaired assets of the Bank, as held to maturity debt securities.

The Bank recognizes interest income on the aforementioned rights on an accrual basis and concurrently provides reserve for loss sharing from the TAMC by the same amount.

Realized gains and losses arising from the sale of debt and equity securities are computed based on the weighted average method and are included in non-interest income.

Interest income on debt securities is recognized on an accrual basis. The amortization of premiums and accretion of discounts use methods that produce a level yield. Dividend is recognized as income on an accrual basis. (Year 2002 : on a cash basis which the effect is immaterial.) These are included in interest and dividend income.

Valuation allowances for impairment are established by recognizing an unrealized loss upon impairment of investments in the statement of income as per Bank's assessment.

The fair value calculation of debt instruments

- For debt instruments of government, state enterprise bonds and other domestic debt instruments, the Thai Bond Dealing Center debt instruments bid yield is used in the case where debt instruments are listed in the Thai Bond Dealing Center. For such debt instruments that are not listed in the Thai Bond Dealing Center, the average bid yield from three reliable financial institutions will be used.

- For foreign debt instruments, the value quoted by reliable international financial institutions will be used.

The fair value determination of equity securities

For marketable equity securities with readily determinable market values, the fair value is determined by the last bid price on The Stock Exchange of Thailand on the last business day of the period. If the last bid price is not available, the last closing price will be used.

Investment in marketable unit trusts are stated at fair value based on redemption value as at the end of the year.

3.5 Loans

Overdrafts are carried at the drawn amounts including interest. Other loans are carried at the principal amounts. Unearned discounts on bills are eliminated from loans. (see Note 4.5)

3.6 Allowance for doubtful accounts

As at June 30, 2003, December 31, 2002 and June 30, 2002, the Bank estimated the minimum required allowance for doubtful accounts pursuant to the BOT's guidelines regarding worthless or irrecoverable assets or assets with doubtful value of recoverability dated February 28, 2003 to be Baht 98,924.5 million,* Baht 90,879.5 million** and Baht 105,638.7 million,*** respectively, in the consolidated financial statements and Baht 98,513.0 million,* Baht 90,469.2 million** and Baht 105,132.1 million,*** respectively, in the Bank's financial statements.

As at June 30, 2003, December 31, 2002 and June 30, 2002, the Bank and its subsidiary companies recorded allowance for doubtful accounts in excess of the minimum required reserves calculated pursuant to the BOT's guidelines in the amount of Baht 34,491.7 million, Baht 47,115.4 million and Baht 42,473.8 million, respectively, in the consolidated financial statements and of Baht 34,319.3 million, Baht 46,918.2 million and Baht 42,304.5 million, respectively, in the Bank's financial statements.

Debts that are determined to be irrecoverable are written off in the period in which the decision is taken. Bad debts recovered are recorded as an increase in allowance for doubtful accounts.

In the event of loss on debt restructuring, the Bank will reduce bad debt and doubtful accounts and allowance for doubtful accounts by the lower amount of loss on debt restructuring or allowance for doubtful accounts recorded in the previous period.

3.7 Troubled debt restructurings

The Bank's restructuring methodology includes reduction of principal and/or accrued interest receivable, asset transfer, debt-equity conversion, and modification of payment schedule.

For debt repayment through asset transfer or debt-equity conversion according to debt restructuring contract, the Bank uses conservative basis in recognizing the transferred asset or equity at the lower of recorded loan amount or asset fair value, of which the effect is not material from recording the transfer at the fair value following TAS No. 34.

For debt restructuring using modification of payment schedule, the Bank calculates the fair value of loans based on the present value of the expected future cash flows discounted by the market rate. The Bank applies lending interest rate published by the Bank and in force at the time of restructuring as the benchmarking discount rate in calculating the resulting future loss, and recognizes this loss on restructuring as expense as incurred. Subsequently, the Bank recalculates the above-mentioned future loss periodically using the lending interest rate published by the Bank and in force as at the balance sheet date as the benchmarking discount rate and recognizes the change of the above-mentioned future loss as an increase or decrease in expense in loss on restructuring accounts.

---

* Excluding allowance for doubtful accounts of interbank and money market items amounting to Baht 153.2 million.

3.8 Properties foreclosed

Properties foreclosed consist of immovable and movable properties which are stated at the lower of cost or market value at the date of acquisition. In the event where the Bank considers that there is a decline in net realizable value, the impairment is recognized in the statement of income as a non-interest expense.

For the quarter ended September 30, 2002 onwards, net realizable value is estimated based on the appraised value together with other factors which can affect the realizable value such as related selling expenses and future discounts expenses.

Gains or losses on disposal of such properties are recognized as non-interest income or expense on the date of disposal.

3.9 Premises, equipment and depreciation

In 2000, land and premises were reappraised by independent professional appraisers according to the guidelines established by the BOT. The land and premises increment resulting from the appraisal was recorded in the accounts as unrealized increment per land and premises appraisal and shown as shareholders' equity. Depreciation of the premises appraisal increase was recognized as an expense in the statement of income and the amortization of the unrealized increment per premises appraisal was transferred to the retained earnings by the same amount of such depreciation. The appraisal decrease was charged directly against any related appraisal increase of the same piece of asset. The residual appraisal decrease was recognized as an expense in the statement of income.

In 2002, condominiums were reappraised by independent professional appraisers according to the guidelines established by the BOT.

Land is stated at new appraised value. Premises are stated at new appraised value net of accumulated depreciation. Equipment is stated at cost net of accumulated depreciation. Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets, as follows :

Premises-reappraised	20 - 30	years
Premises-newly construct	20	years
Equipment	5	years

Premises and equipment in foreign countries are depreciated at the legal rates applicable in each locality.

3.10 Legal expense paid in advance

Legal expense paid in advance represents legal expense paid for the prosecution of defaulting debtors. The Bank has made full allowance for the item as per the BOT's requirement. (see Note 4.6)

3.11 Leasehold

Leasehold is stated at cost less amortization. Amortization change is calculated by the straight-line method, based on the lease period, which range between 2-30 years. Leasehold in foreign countries are amortized at the legal rates applicable in each locality.

3.12 Assets and liabilities in foreign currencies

Transactions denominated in foreign currencies are translated into Baht at the rates of exchange prevailing at the transaction dates. Balances of assets and liabilities in foreign currencies including the balance sheets of oversea branches and foreign subsidiaries are converted at the reference rates, as announced by the BOT at the end of the period. Statements of income of oversea branches and foreign subsidiaries are converted at the reference rates, as announced by the BOT at the end of the month.

Gains and losses on foreign transactions and translation gains and losses are recognized in the statement of income. Foreign exchange translation of the financial statements of oversea branches and foreign subsidiaries are included as a component in shareholders' equity.

3.13 Sales of note receivables

For the sales of bills of exchange and promissory notes, purchased by the Bank, realized gains or losses are computed based on the purchasing cost and are included in non-interest income or expense.

3.14 Derivatives

Forward foreign exchange contracts entered into for trading purposes are marked to market with the resultant gains and losses being included in non-interest income in statement of income in the current period. Gains or losses on such contracts are taken to statement of income in the current period. Contracts entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

Interest rate and currency swap agreements entered into for trading purposes are valued at their net present value after allowance for future costs and risk exposure. Gains and losses on such agreements are taken to statement of income in the current period. Agreements entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

3.15 Provident fund

On June 27, 1990, the Bank registered the provident fund, which is managed by external fund manager, for its staff in accordance with the Provident Fund Act B.E. 2530 (1987). According to the Funds regulations, every employee is entitled to apply for membership. The participating employees' contribution to the fund is at the rate of 3% of employee basic salary while the Bank's contribution is at the rate of 4%. The employees are entitled to benefits upon termination of employment status.

The provident fund for oversea branches are established in accordance with each country's legal requirement and any withdrawal is made in compliance therewith.

The Bank records the contribution to the provident fund as personnel expenses in statements of income on an accrual basis.

3.16 Compound financial instruments

The Institute of Certified Accountants and Auditors of Thailand ("ICAAT") issued the Interpretation of Accounting Standard No.3, on the issue of compound financial instruments by financial institutions. The interpretation requires that in summary.

1) The equity instrument component (preferred shares) is valued at fair value, or by reference to ordinary share's market price at the time of issue, if there is no market value for the preferred shares, and the face value is to be recorded separately from the premium.

2) The balance of the financial instruments, calculated by the net amount received from the issuance of the financial instruments, deducted by the fair value of equity instrument component, is shown as a liability in the balance sheet.

3) The payment for the right under the compound instrument is not recognized as an asset in the balance sheet.

3.17 Income tax

The Bank's income tax expenses, if any, are recorded based on tax paid and tax accrued for the period.

3.18 Earnings (losses) per share

Basic earnings (losses) per share are calculated by dividing the net income (loss) by the average number of ordinary shares outstanding, weighted according to time and amount paid.

Diluted earnings (losses) per share are computed from adjusting the net income (loss) attributable to ordinary shares and the number of ordinary shares by the effect of dilutive potential ordinary share. The Bank has issued convertible bonds that the bondholders have the right to convert into ordinary shares. However, as at June 30, 2003 and 2002, since the exercise price of the convertible bonds was higher than the average market value of ordinary shares, calculation of the diluted earnings (losses) per share is not affected.

3.19 Use of accounting estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires the Bank to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

4. ADDITIONAL INFORMATION

4.1 Supplementary disclosures of cash flow information.

4.1.1 Cash paid for interest and income tax for the half years ended June 30, 2003 and 2002, are as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	FOR THE HALF YEARS ENDED		FOR THE HALF YEARS ENDED	
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Interest	13,895.5	16,520.7	13,810.5	16,434.8
Income tax	159.8	164.4	155.8	160.2

4.1.2 Significant non-cash items are as follows :

4.1.2.1 For the half year ended June 30, 2003, the Bank recorded an increase in unrealized gain on investment, added to equity, in the consolidated and the Bank's financial statements amounting to Baht 3,287.8 million. The Bank also recorded a decrease in unrealized loss on investment, deducted from equity, in the consolidated and the Bank's financial statements amounting to Baht 220.9 million.

For the half year ended June 30, 2002, the Bank recorded an increase in unrealized gain on investment, added to equity, in the consolidated and the Bank's financial statements amounting to Baht 829.2 million.The Bank also recorded a decrease in unrealized loss on investment, deducted from equity, in the consolidated and the Bank's financial statements amounting to Baht 694.2 million.

4.1.2.2 The Bank has accepted the transfer of equity securities, debt securities and other assets through debt restructuring amounting to Baht 318.5 million, Baht 0.1 million and Baht 1,097.6 million, respectively, for the half year ended June 30, 2003 and amounting to Baht 619.7 million, Baht 18.3 million and Baht 1,909.2 million, respectively, for the half year ended June 30, 2002.

4.1.2.3 For the half year ended June 30, 2003 and 2002, the Bank has received the non-negotiable promissory note and the right of the Bank against the promissory note (the Note) which was classified as held to maturity debt securities amounting to Baht 81.8 million and Baht 2,033.3 million, respectively, from the TAMC. During the half year ended June 30, 2003 the TAMC had revised down the Note balance by Baht 172.5 Million. (see Note 4.5.7)

4.1.2.4 For the half years ended June 30, 2003 and 2002, the Bank recognized interest income on the right of the promissory note on an accrual basis and concurrently provides reserve for loss sharing from the TAMC amounting to Baht 100.2 million and Baht 211.0 million, respectively.

4.1.2.5 For the half years ended June 30, 2003 and 2002, the Bank recognized the depreciation of building-appraisal increase as expenses in the consolidated and the Bank's financial statements and transferred the unrealized increment per bank premises appraisal to retained earnings amounting to Baht 330.4 million and Baht 318.7 million, respectively.

4.1.2.6 For the half year ended June 30, 2003, the Bank had transferred inactive assets to properties foreclosed amounting to Baht 125.5 million and transferred unrealized increment per the above assets appraisal to retained earnings amounting to Baht 7.0 million.

4.1.2.7 For the half year ended June 30, 2003, the Bank recorded capital repayment from capital reduction as other assets amounting to Baht 676.5 million.

4.2 Interbank and money market items (assets)

Interbank and money market items (assets) consisted of the following as at June 30, 2003 and December 31, 2002 :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2003			December 31, 2002		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	9,580.5	-	9,580.5	7,150.3	33.3	7,183.6
Commercial banks	190.3	3,095.9	3,286.2	69.2	7,752.5	7,821.7
Other banks	5.9	-	5.9	2.6	-	2.6
Finance companies, Finance and securities companies, Securities companies and Credit foncier companies	128.9	393.0	521.9	157.0	490.7	647.7
Other financial institutions	74.4	555.0	629.4	88.8	500.0	588.8
Total	9,980.0	4,043.9	14,023.9	7,467.9	8,776.5	16,244.4
Add Accrued interest receivables	0.3	4.0	4.3	-	96.7	96.7
Less Allowance for doubtful accounts	(2.0)	(15.9)	(17.9)	(0.8)	(18.1)	(18.9)
Total domestic items	9,978.3	4,032.0	14,010.3	7,467.1	8,855.1	16,322.2
Foreign items						
USD	10,374.3	60,232.2	70,606.5	7,127.3	89,485.2	96,612.5
JPY	7,128.0	7.2	7,135.2	2,346.3	485.5	2,831.8
Others	1,354.4	14,082.5	15,436.9	1,213.0	12,547.1	13,760.1
Total	18,856.7	74,321.9	93,178.6	10,686.6	102,517.8	113,204.4
Add Accrued interest receivables	0.3	471.2	471.5	-	1,256.0	1,256.0
Less Allowance for doubtful accounts	(0.1)	(135.2)	(135.3)	(2.3)	(141.5)	(143.8)
Total foreign items	18,856.9	74,657.9	93,514.8	10,684.3	103,632.3	114,316.6
Total domestic and foreign items	28,835.2	78,689.9	107,525.1	18,151.4	112,487.4	130,638.8

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2003			December 31, 2002		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	9,572.3	-	9,572.3	7,139.6	33.3	7,172.9
Commercial banks	73.1	2,936.0	3,009.1	53.3	7,528.5	7,581.8
Other banks	4.6	-	4.6	2.6	-	2.6
Finance companies, Finance and securities companies, Securities companies and Credit foncier companies	128.9	104.9	233.8	-	310.7	310.7
Other financial institutions	74.4	555.0	629.4	88.8	500.0	588.8
Total	9,853.3	3,595.9	13,449.2	7,284.3	8,372.5	15,656.8
Add Accrued interest receivables	0.3	1.8	2.1	-	93.9	93.9
Less Allowance for doubtful accounts	(2.0)	(15.9)	(17.9)	(0.8)	(18.1)	(18.9)
Total domestic items	9,851.6	3,581.8	13,433.4	7,283.5	8,448.3	15,731.8
Foreign items						
USD	10,373.5	61,874.0	72,247.5	7,126.5	90,119.9	97,246.4
JPY	7,128.0	7.2	7,135.2	2,346.3	485.5	2,831.8
Others	997.8	22,676.7	23,674.5	840.6	21,946.7	22,787.3
Total	18,499.3	84,557.9	103,057.2	10,313.4	112,552.1	122,865.5
Add Accrued interest receivables	0.3	469.9	470.2	-	1,254.9	1,254.9
Less Allowance for doubtful accounts	(0.1)	(135.2)	(135.3)	(2.3)	(141.5)	(143.8)
Total foreign items	18,499.5	84,892.6	103,392.1	10,311.1	113,665.5	123,976.6
Total domestic and foreign items	28,351.1	88,474.4	116,825.5	17,594.6	122,113.8	139,708.4

In accordance with the BOT's letter number THOR POR TOR. SOR NOR SOR. (22) WOR. 7/2546 regarding the redefinition of non-performing loans dated January 16, 2003, which is effective from the periods as from December 2002. The BOT redefines the meaning of non-performing loans, which as at December 31, 2001 represented loans for which principal or interest has been in arrears for more than three months from their due date, as impaired loans, which represent loans that are classified as substandard, doubtful, doubtful of loss and loss; and inclusive of doubtful of loss loans in excess of collateral that had been fully

provisioned for in accordance with the notification of the BOT and had previously been written off, which the Bank had already reversed back onto its accounts.

According to the above-mentioned regulation, the Bank had impaired loans to financial institutions as at June 30, 2003 and December 31, 2002, amounting to Baht 133.5 million and Baht 139.3 million, respectively.

4.3 Securities purchased under resale agreements

Securities purchased under resale agreements consisted of the following as at June 30, 2003 and December 31, 2002 :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Government bonds and Bank of Thailand bonds	38,130.0	6,180.0	38,000.0	6,000.0
State enterprise securities	3,000.0	-	3,000.0	-
Total	41,130.0	6,180.0	41,000.0	6,000.0

4.4 Investments

4.4.1 As at June 30, 2003 and December 31, 2002, the Bank classified investments as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Trading securities	1,032.6	1,164.9	1,032.3	1,164.9
Available for sale securities	246,930.3	230,521.9	242,226.4	224,998.5
Held to maturity debt securities	78,223.3	77,701.1	69,987.6	72,489.4
General investments	9,841.8	11,583.1	9,823.6	11,564.5
Investment in subsidiaries and associated companies (Note 4.4.2)	2,441.0	2,322.4	7,928.6	7,944.3
Total investments, net	338,469.0	323,293.4	330,998.5	318,161.6

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	111.5	2.0	-	113.5
Private enterprise debt securities	67.2	3.1	-	70.3
Foreign debt securities	849.7	-	(1.2)	848.5
Domestic marketable equity securities	0.3	-	-	0.3
Total	1,028.7	5.1	(1.2)	1,032.6
Add (less) Revaluation allowance	3.9			-
Total	1,032.6			1,032.6
Available for sale securities				
Government and state enterprise securities	36,882.4	253.8	-	37,136.2
Private enterprise debt securities	2,455.4	133.5	(0.1)	2,588.8
Foreign debt securities	7,784.1	47.7	(48.9)	7,782.9
Domestic marketable equity securities	53.5	-	(0.1)	53.4
Total	47,175.4	435.0	(49.1)	47,561.3
Add (less) Revaluation allowance	385.9			-
Total	47,561.3			47,561.3
Held to maturity debt securities				
Government and state enterprise securities	14,548.4	261.5	-	14,809.9
Foreign debt securities	15,265.0	10.1	(3.8)	15,271.3
Total	29,813.4	271.6	(3.8)	30,081.2
Less Allowance for impairment	-			-
Total	29,813.4			30,081.2
Total current investments, net	78,407.3			78,675.1

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available for sale securities				
Government and state enterprise securities	100,317.2	10,921.5	-	111,238.7
Private enterprise debt securities	9,231.8	617.1	(204.0)	9,644.9
Foreign debt securities	69,610.1	1,495.3	(402.1)	70,703.3
Domestic marketable equity securities	4,363.0	3,140.2	(706.6)	6,796.6
Foreign marketable equity securities	1,455.9	64.5	(610.4)	910.0
Investments in receivables	69.1	6.4	-	75.5
Total	185,047.1	16,245.0	(1,923.1)	199,369.0
Add (less) Revaluation allowance	14,592.5			-
Less Allowance for impairment	(270.6)			-
Total	199,369.0			199,369.0
Held to maturity debt securities				
Government and state enterprise securities	44,125.4	2,159.5	-	46,284.9
Private enterprise debt securities	15.4	-	-	15.4
Foreign debt securities	4,220.1	34.9	(2.5)	4,252.5
Investments in receivables	49.0	-	-	49.0
Total	48,409.9	2,194.4	(2.5)	50,601.8
Less Allowance for impairment	-			-
Total	48,409.9			50,601.8
General investments				
Regular equity securities				
Domestic non-marketable equity securities	5,110.8			5,498.4
Foreign non-marketable equity securities	484.0			475.6
Total regular equity securities	5,594.8			5,974.0
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	3,969.6			3,961.3
Non-listed securities	3,075.2			5,642.4
Total equity securities received through debt restructuring	7,044.8			9,603.7
Total	12,639.6			15,577.7
Add (less) Allowance for transferred of investments	(30.4)			-
Less Allowance for impairment	(2,767.4)			-
Total	9,841.8			15,577.7
Total long-term investments, net	257,620.7			265,548.5

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	991.7	19.8	-	1,011.5
Private enterprise debt securities	149.5	3.9	-	153.4
Total	1,141.2	23.7	-	1,164.9
Add (less) Revaluation allowance	23.7			-
Total	1,164.9			1,164.9
Available for sale securities				
Government and state enterprise securities	36,345.4	91.4	(0.2)	36,436.6
Private enterprise debt securities	1,261.9	18.5	-	1,280.4
Foreign debt securities	5,665.0	40.6	(30.5)	5,675.1
Domestic marketable equity securities	53.5	0.8	-	54.3
Total	43,325.8	151.3	(30.7)	43,446.4
Add (less) Revaluation allowance	120.6			-
Total	43,446.4			43,446.4
Held to maturity debt securities				
Government and state enterprise securities	13,507.7	481.9	-	13,989.6
Foreign debt securities	7,775.3	5.7	(3.4)	7,777.6
Total	21,283.0	487.6	(3.4)	21,767.2
Less Allowance for impairment	-			-
Total	21,283.0			21,767.2
Total current investments, net	65,894.3			66,378.5

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available for sale securities				
Government and state enterprise securities	113,041.4	9,450.5	(6.3)	122,485.6
Private enterprise debt securities	12,338.1	718.5	(196.0)	12,860.6
Foreign debt securities	44,453.0	894.3	(5.4)	45,341.9
Domestic marketable equity securities	4,273.2	2,176.1	(932.2)	5,517.1
Foreign marketable equity securities	1,619.3	1.0	(786.3)	834.0
Investments in receivables	36.3	-	-	36.3
Total	175,761.3	13,240.4	(1,926.2)	187,075.5
Add (less) Revaluation allowance	11,356.7			-
Less Allowance for impairment	(42.5)			-
Total	187,075.5			187,075.5
Held to maturity debt securities				
Government and state enterprise securities	50,234.7	2,080.6	-	52,315.3
Private enterprise debt securities	17.9	-	-	17.9
Foreign debt securities	6,119.1	26.8	(11.1)	6,134.8
Investments in receivables	46.4	-	-	46.4
Total	56,418.1	2,107.4	(11.1)	58,514.4
Less Allowance for impairment	-			-
Total	56,418.1			58,514.4
General investments				
Regular equity securities				
Domestic non-marketable equity securities	5,158.6			5,553.8
Foreign non-marketable equity securities	496.4			440.9
Total regular equity securities	5,655.0			5,994.7
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	3,972.4			3,992.5*
Non-listed securities	4,712.2			4,896.2
Total equity securities received through debt restructuring	8,684.6			8,888.7
Total	14,339.6			14,883.4
Add (less) Allowance for transferred of investments	(30.4)			-
Less Allowance for impairment	(2,726.1)			-
Total	11,583.1			14,883.4
Total long-term investments, net	255,076.7			260,473.3

*

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS JUNE 30, 2003			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	111.5	2.0	-	113.5
Private enterprise debt securities	67.2	3.1	-	70.3
Foreign debt securities	849.7	-	(1.2)	848.5
Total	1,028.4	5.1	(1.2)	1,032.3
Add (less) Revaluation allowance	3.9			-
Total	1,032.3			1,032.3
Available for sale securities				
Government and state enterprise securities	36,826.6	253.0	-	37,079.6
Private enterprise debt securities	2,455.4	133.5	(0.1)	2,588.8
Foreign debt securities	4,739.3	4.5	(1.0)	4,742.8
Total	44,021.3	391.0	(1.1)	44,411.2
Add (less) Revaluation allowance	389.9			-
Total	44,411.2			44,411.2
Held to maturity debt securities				
Government and state enterprise securities	14,533.4	261.6	-	14,795.0
Foreign debt securities	7,538.0	10.0	-	7,548.0
Total	22,071.4	271.6	-	22,343.0
Less Allowance for impairment	-			-
Total	22,071.4			22,343.0
Total current investments, net	67,514.9			67,786.5

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS JUNE 30, 2003			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available for sale securities				
Government and state enterprise securities	100,259.7	10,920.1	-	111,179.8
Private enterprise debt securities	9,131.5	610.5	(204.0)	9,538.0
Foreign debt securities	68,342.2	1,376.7	(402.1)	69,316.8
Domestic marketable equity securities	4,363.1	3,140.2	(706.6)	6,796.7
Foreign marketable equity securities	1,455.9	63.0	(610.4)	908.5
Investments in receivables	69.1	6.3	-	75.4
Total	183,621.5	16,116.8	(1,923.1)	197,815.2
Add (less) Revaluation allowance	14,464.3			-
Less Allowance for impairment	(270.6)			-
Total	197,815.2			197,815.2
Held to maturity debt securities				
Government and state enterprise securities	44,125.4	2,159.5	-	46,284.9
Private enterprise debt securities	15.4	-	-	15.4
Foreign debt securities	3,726.4	25.6	(2.5)	3,749.5
Investments in receivables	49.0	-	-	49.0
Total	47,916.2	2,185.1	(2.5)	50,098.8
Less Allowance for impairment	-			-
Total	47,916.2			50,098.8
General investments				
Regular equity securities				
Domestic non-marketable equity securities	5,101.0			5,489.8
Foreign non-marketable equity securities	468.0			428.5
Total regular equity securities	5,569.0			5,918.3
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	3,969.6			3,961.3
Non-listed securities	3,075.2			5,642.4
Total equity securities received through debt restructuring	7,044.8			9,603.7
Total	12,613.8			15,522.0
Add (less) Allowance for transferred of investments	(30.4)			-
Less Allowance for impairment	(2,759.8)			-
Total	9,823.6			15,522.0
Total long-term investments, net	255,555.0			263,436.0

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2002			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	991.7	19.8	-	1,011.5
Private enterprise debt securities	149.5	3.9	-	153.4
Total	1,141.2	23.7	-	1,164.9
Add (less) Revaluation allowance	23.7			-
Total	1,164.9			1,164.9
Available for sale securities				
Government and state enterprise securities	36,273.3	91.2	(0.2)	36,364.3
Private enterprise debt securities	1,261.9	18.5	-	1,280.4
Foreign debt securities	3,489.6	7.0	(6.7)	3,489.9
Total	41,024.8	116.7	(6.9)	41,134.6
Add (less) Revaluation allowance	109.8			-
Total	41,134.6			41,134.6
Held to maturity debt securities				
Government and state enterprise securities	13,497.7	481.9	-	13,979.6
Foreign debt securities	4,028.9	5.6	(2.0)	4,032.5
Total	17,526.6	487.5	(2.0)	18,012.1
Less Allowance for impairment	-			-
Total	17,526.6			18,012.1
Total current investments, net	59,826.1			60,311.6

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2002			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available for sale securities				
Government and state enterprise securities	113,020.3	9,448.2	(6.3)	122,462.2
Private enterprise debt securities	12,217.7	710.1	(196.0)	12,731.8
Foreign debt securities	41,562.8	725.1	(5.4)	42,282.5
Domestic marketable equity securities	4,273.2	2,176.1	(932.2)	5,517.1
Foreign marketable equity securities	1,619.3	1.0	(786.3)	834.0
Investments in receivables	36.3	-	-	36.3
Total	172,729.6	13,060.5	(1,926.2)	183,863.9
Add (less) Revaluation allowance	11,176.8			-
Less Allowance for impairment	(42.5)			-
Total	183,863.9			183,863.9
Held to maturity debt securities				
Government and state enterprise securities	50,234.7	2,080.6	-	52,315.3
Private enterprise debt securities	17.9	-	-	17.9
Foreign debt securities	4,663.8	26.6	(9.9)	4,680.5
Investments in receivables	46.4	-	-	46.4
Total	54,962.8	2,107.2	(9.9)	57,060.1
Less Allowance for impairment	-			-
Total	54,962.8			57,060.1
General investments				
Regular equity securities				
Domestic non-marketable equity securities	5,148.7			5,545.1
Foreign non-marketable equity securities	479.9			396.7
Total regular equity securities	5,628.6			5,941.8
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	3,972.4			3,992.5*
Non-listed securities	4,712.2			4,896.2
Total equity securities received through debt restructuring	8,684.6			8,888.7
Total	14,313.2			14,830.5
Add (less) Allowance for transferred of investments	(30.4)			-
Less Allowance for impairment	(2,718.3)			-
Total	11,564.5			14,830.5
Total long-term investments, net	250,391.2			255,754.5

Investments classified in accordance with the notification of the BOT as at June 30, 2003 and December 31, 2002 are presented in Note 4.5.8.

As at June 30, 2003, the Bank accounts for investments in the companies, in which the Bank has equal to or more than 20% holding, that were acquired through debt restructuring by the cost method because the Bank intends to hold these investments on a temporary basis. Such companies are Noble Place Co., Ltd., Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., Thai Petrochemical Industry Public Co., Ltd., CBNP (Thailand) Co., Ltd., Bangkok Synthetics Co., Ltd., UMC Metals Co., Ltd., UB-Haword (Thailand) Co., Ltd., Krisdamahanakorn Public Co., Ltd., Sri U-Thong Co., Ltd., Tre-atthaboon Industry Co., Ltd. and Quality Inn Co., Ltd.

As at December 31, 2002, the Bank accounts for investments in the companies, in which the Bank has equal to or more than 20% holding, that were acquired through debt restructuring by the cost method because the Bank intends to hold these investments on a temporary basis. Such companies are Noble Place Co., Ltd., City Realty Co., Ltd., Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., Thai Petrochemical Industry Public Co., Ltd., EMC Public Co., Ltd., CBNP (Thailand) Co., Ltd., Bangkok Synthetics Co., Ltd., UMC Metals Co., Ltd., UB-Haword (Thailand) Co., Ltd., Krisdamahanakorn Public Co., Ltd., Sri U-Thong Co., Ltd., Tre-atthaboon Industry Co., Ltd. and Quality Inn Co., Ltd.

For the half years ended June 30, 2003 and 2002, the Bank has set allowance for impairment of investment amounting to Baht 305.8 million and Baht 89.5 million, respectively.

As at June 30, 2003 and December 31, 2002, investments in debt securities classified as held to maturity securities which were government and state enterprise securities included the non-negotiable promissory note and the right of the Bank against the promissory note from TAMC amounting to Baht 24,739.0 million and Baht 24,829.7 million, respectively.

The contractual maturity of the Bank's investments in debt securities classified as available for sale securities and held to maturity securities as at June 30, 2003 and December 31, 2002 are presented below. Expected maturities may differ from contractual maturities due to some borrowers having the right to call or prepay obligations with or without prepayment penalties.

MATURITY SCHEDULE OF DEBT SECURITIES

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 MATURITY			
	1 Year	**1 to 5 Years**	**Over 5 Years**	**Total**
Available for sale securities				
Government and state enterprise securities	36,882.4	63,982.2	36,335.0	137,199.6
Private enterprise debt securities	2,455.4	6,397.4	2,834.4	11,687.2
Foreign debt securities	7,784.1	10,457.0	59,153.1	77,394.2
Total	47,121.9	80,836.6	98,322.5	226,281.0
Add (less) Revaluation allowance	386.0	5,702.9	6,731.4	12,820.3
Less Allowance for impairment	-	(6.5)	-	(6.5)
Total	47,507.9	86,533.0	105,053.9	239,094.8
Held to maturity debt securities				
Government and state enterprise securities	14,548.4	16,760.3	27,365.1	58,673.8
Private enterprise debt securities	-	15.4	-	15.4
Foreign debt securities	15,265.0	3,571.8	648.3	19,485.1
Total	29,813.4	20,347.5	28,013.4	78,174.3
Less Allowance for impairment	-	-	-	-
Total	29,813.4	20,347.5	28,013.4	78,174.3
Total debt securities	77,321.3	106,880.5	133,067.3	317,269.1

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 MATURITY			
	1 Year	1 to 5 Years	Over 5 Years	Total
Available for sale securities				
Government and state enterprise securities	36,345.4	71,590.1	41,451.3	149,386.8
Private enterprise debt securities	1,261.9	9,745.4	2,592.7	13,600.0
Foreign debt securities	5,665.0	16,320.2	28,132.8	50,118.0
Total	43,272.3	97,655.7	72,176.8	213,104.8
Add (less) Revaluation allowance	119.8	6,126.6	4,735.5	10,981.9
Less Allowance for impairment	-	(6.5)	-	(6.5)
Total	43,392.1	103,775.8	76,912.3	224,080.2
Held to maturity debt securities				
Government and state enterprise securities	13,507.7	22,091.4	28,143.3	63,742.4
Private enterprise debt securities	-	17.4	0.5	17.9
Foreign debt securities	7,775.3	5,556.7	562.4	13,894.4
Total	21,283.0	27,665.5	28,706.2	77,654.7
Less Allowance for impairment	-	-	-	-
Total	21,283.0	27,665.5	28,706.2	77,654.7
Total debt securities	64,675.1	131,441.3	105,618.5	301,734.9

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS JUNE 30, 2003 MATURITY			
	1 Year	1 to 5 Years	Over 5 Years	Total
Available for sale securities				
Government and state enterprise securities	36,826.6	63,924.7	36,335.0	137,086.3
Private enterprise debt securities	2,455.4	6,297.1	2,834.4	11,586.9
Foreign debt securities	4,739.3	9,189.1	59,153.1	73,081.5
Total	44,021.3	79,410.9	98,322.5	221,754.7
Add (less) Revaluation allowance	389.9	5,576.3	6,731.4	12,697.6
Less Allowance for impairment	-	(6.5)	-	(6.5)
Total	44,411.2	84,980.7	105,053.9	234,445.8
Held to maturity debt securities				
Government and state enterprise securities	14,533.4	16,760.3	27,365.1	58,658.8
Private enterprise debt securities	-	15.4	-	15.4
Foreign debt securities	7,538.0	3,078.1	648.3	11,264.4
Total	22,071.4	19,853.8	28,013.4	69,938.6
Less Allowance for impairment	-	-	-	-
Total	22,071.4	19,853.8	28,013.4	69,938.6
Total debt securities	66,482.6	104,834.5	133,067.3	304,384.4

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2002 MATURITY			
	1 Year	***1 to 5 Years***	**Over 5 Years**	**Total**
Available for sale securities				
Government and state enterprise securities	36,273.3	71,569.0	41,451.3	149,293.6
Private enterprise debt securities	1,261.9	9,625.0	2,592.7	13,479.6
Foreign debt securities	3,489.6	13,430.0	28,132.8	45,052.4
Total	41,024.8	94,624.0	72,176.8	207,825.6
Add (less) Revaluation allowance	109.8	5,946.7	4,735.5	10,792.0
Less Allowance for impairment	-	(6.5)	-	(6.5)
Total	41,134.6	100,564.2	76,912.3	218,611.1
Held to maturity debt securities				
Government and state enterprise securities	13,497.7	22,091.4	28,143.3	63,732.4
Private enterprise debt securities	-	17.4	0.5	17.9
Foreign debt securities	4,028.9	4,101.4	562.4	8,692.7
Total	17,526.6	26,210.2	28,706.2	72,443.0
Less Allowance for impairment	-	-	-	-
Total	17,526.6	26,210.2	28,706.2	72,443.0
Total debt securities	58,661.2	126,774.4	105,618.5	291,054.1

4.4.2 As at June 30, 2003 and December 31, 2002, the Bank had investments in subsidiaries and associated companies, net as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS						
	JUNE 30, 2003						
Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	-*	36.0	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	135.1	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
MC Private Equity Management PTE Ltd.	Finance	Ordinary share	2.5	30.00%	0.8	8.1	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8*	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	0.0*	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1*	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0**	2,261.8**	-
Total					2,519.7	2,441.0	
Less Allowance for impairment					-	-	
Investments in associated companies, net					2,519.7	2,441.0	

* net of investment diminution

** net of goodwill amortization

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
PT BBL Danatama Finance TBK	Finance	Ordinary share	256.5	22.50%	75.1*	-	-
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	-*	31.5	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	126.9	3.0
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
MC Private Equity Management PTE Ltd.	Finance	Ordinary share	2.5	30.00%	0.8	8.3	18.0
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8*	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	0.0*	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1*	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0**	2,155.7**	-
Total					2,594.8	2,322.4	
Less Allowance for impairment					-	-	
Investments in associated companies, net					2,594.8	2,322.4	

* net of investment diminution

**

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS

JUNE 30, 2003

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Subsidiaries							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	995.4	-
Bangkok Bank Berhad	Banking	Ordinary share	1,012.2	100.00%	1,012.2	1,378.5	-
Sinnsuptawee Assets Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	2,325.7	-
Bualuang Finance Co., Ltd.	Finance	Ordinary share and Preferred share	700.0	96.83%	677.8	729.1	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	50.00%	53.0	54.9	-
Bualuang Securities Co., Ltd.*	Finance	Ordinary share	250.0	1.24%	3.5	4.0	-
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	-**	36.0	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	135.1	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
MC Private Equity Management PTE Ltd.	Finance	Ordinary share	2.5	30.00%	0.8	8.1	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8**	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	0.0**	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1**	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0***	2,261.8***	-
Total					6,768.2	7,928.6	
Less Allowance for impairment					-	-	
Investments in subsidiaries and associated companies, net					6,768.2	7,928.6	

* Because a subsidiary of the Bank through indirect shareholding in Bualuang Finance Co., Ltd.

** net of investment diminution

***

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2002

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Subsidiaries							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	1,179.8	-
Bangkok Bank Berhad	Banking	Ordinary share	1,012.2	100.00%	1,012.2	1,355.9	-
Sinnsuptawee Assets Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	2,324.6	-
Bualuang Finance Co., Ltd.	Finance	Ordinary share and Preferred share	700.0	96.83%	677.8	707.7	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	50.00%	53.0	53.9	-
Associated companies							
PT BBL Danatama Finance TBK	Finance	Ordinary share	256.5	22.50%	75.1*	-	-
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	-*	31.5	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	126.9	3.0
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
MC Private Equity Management PTE Ltd.	Finance	Ordinary share	2.5	30.00%	0.8	8.3	18.0
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8*	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	0.0*	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1*	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0**	2,155.7**	-
Total					6,839.8	7,944.3	
Less Allowance for impairment					-	-	
Investments in subsidiaries and associated companies, net					6,839.8	7,944.3	

* net of investment diminution

** [illegible]

Investments which represent more than 10% of the paid-up capital and not investments in subsidiaries and associated companies are classified according to industry group, consisted of the following as at June 30, 2003 and December 31, 2002 :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Agriculture and mining	-	-	-	-
Manufacturing and commercial	4,709.6	4,579.6	4,709.6	4,579.6
Real estate and construction	454.3	454.3	454.3	454.3
Utilities and services	1,060.4	2,940.9	1,060.4	2,940.9
Others	245.8	218.4	245.8	218.4
Total	6,470.1	8,193.2	6,470.1	8,193.2

Gains and losses related to investments included in statement of income for the quarters and for the half years ended June 30, 2003 and 2002 are as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED			
	June 30, 2003		June 30, 2002	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	28.9	(8.0)	35.0	(7.0)
Gains (losses) on sales of available for sale securities	1,555.2	(23.2)	410.7	(271.5)
Gains on sales of general investment	27.3	-	4.0	-
Losses on sales of investment in subsidiaries and associated companies	-	(64.3)	-	-
Unrealized gains on revaluation of trading securities	10.7	-	24.3	-
Losses on impairment of investments	-	(1.6)	-	(3.7)
Losses on debt redemption of available for sale securities	-	(75.7)	-	-
Gains on redemption investment in receivables of available for sale securities	-	-	49.0	-
Gains on capital recovery from equity securities of general investment	170.2	-	2.3	-

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED			
	June 30, 2003		June 30, 2002	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	84.2	(8.9)	150.0	(32.1)
Gains (losses) on sales of available for sale securities	2,216.3	(23.3)	514.7	(271.5)
Gains on sales of general investment	27.4	-	19.4	-
Losses on sales of investment in subsidiaries and associated companies	-	(64.3)	-	-
Unrealized losses on revaluation of trading securities	-	(19.7)	-	(117.7)
Losses on impairment of investments	-	(305.8)	-	(89.5)
Gains on reversal of impairment of investments	-	-	24.2	-
Losses on debt redemption of available for sale securities	-	(75.7)	-	-
Gains on redemption investment in receivables of available for sale securities	-	-	49.0	-
Gains on capital recovery from equity securities of general investment	186.0	-	2.3	-

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS FOR THE QUARTERS ENDED			
	June 30, 2003		June 30, 2002	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	28.9	(7.5)	35.0	(7.0)
Gains (losses) on sales of available for sale Securities	1,553.7	(23.2)	410.7	(271.5)
Gains on sales of general investment	27.3	-	4.0	-
Losses on sales of investment in subsidiaries and associated companies	-	(64.3)	-	-
Unrealized gains on revaluation of trading securities	10.6	-	24.3	-
Losses on impairment of investments	-	(1.6)	-	(3.7)
Losses on debt redemption of available for sale sale securities	-	(75.7)	-	-
Gains on redemption investment in receivables of available for sale securities	-	-	49.0	-
Gains on capital recovery from equity securities of general investment	170.2	-	2.3	-

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED			
	June 30, 2003		June 30, 2002	
	Gains	**Losses**	**Gains**	**Losses**
Gains (losses) on sales of trading securities	84.2	(8.4)	150.0	(32.1)
Gains (losses) on sales of available for sale securities	2,214.7	(23.3)	508.6	(271.5)
Gains on sales of general investment	27.4	-	19.4	-
Losses on sales of investment in subsidiaries and associated companies	-	(64.3)	-	-
Unrealized losses on revaluation of trading securities	-	(19.7)	-	(117.7)
Losses on impairment of investments	-	(305.8)	-	(89.5)
Gains on reversal of impairment of investments	-	-	24.2	-
Losses on debt redemption of available for sale securities	-	(75.7)	-	-
Gains on redemption investment in receivables of available for sale securities	-	-	49.0	-
Gains on capital recovery from equity securities of general investment	186.0	-	2.3	-

For the half years ended June 30, 2002, the Bank reversed impairment of certain investments of overseas branches since there were indications that the impairment losses recognized for investments in the prior years has decreased or no longer exist.

As at June 30, 2003, the Bank had investments in 31 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 472.7 million. These companies had net book value totaling Baht 182.7 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 290.0 million.

As at December 31, 2002, the Bank had investments in 32 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 749.5 million. These companies had net book value totaling Baht 182.7 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 566.8 million.

As at June 30, 2003, the Bank had investments in 15 listed companies that are under SET delisting criteria amounting to Baht 4,304.1 million with the fair value of Baht 4,271.4 million. However, the fair value of some investment is lower than book value. Therefore, the Bank had set aside allowance for impairment of these investments amounting to Baht 78.2 million.

As at December 31, 2002, the Bank had investments in 16 listed companies that are under SET delisting criteria amounting to Baht 4,145.8 million with the fair value of Baht 4,144.6 million. However, the fair value of some investment is lower than book value. Therefore, the Bank had set aside allowance for impairment of these investments amounting to Baht 29.5 million.

4.5 Loans and accrued interest receivable

4.5.1 Classified by product as at June 30, 2003 and December 31, 2002 :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Overdrafts	85,811.4	87,063.2	84,892.5	86,067.5
Loans	591,602.7	593,810.7	588,734.4	591,218.9
Bills	168,606.5	157,172.8	165,297.9	153,583.0
Hire purchase receivables	30.9	30.3	-	-
Others	88.4	43.7	-	-
Total	846,139.9	838,120.7	838,924.8	830,869.4
Less Unearned discounts	(290.1)	(266.9)	(276.1)	(247.0)
Total	845,849.8	837,853.8	838,648.7	830,622.4
Add Accrued interest receivable	1,468.9	1,473.4	1,452.8	1,459.1
Less Allowance for doubtful accounts	(133,547.4)	(138,137.3)	(132,963.5)	(137,529.8)
Revaluation allowance				
For debt restructuring	(12,596.0)	(13,224.3)	(12,596.0)	(13,224.3)
Total	701,175.3	687,965.6	694,542.0	681,327.4

4.5.2 Classified by remaining maturity as at June 30, 2003 and December 31, 2002 :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Up to 1 year*	540,027.5	522,741.8	534,640.4	516,698.0
Over 1 year	306,112.4	315,378.9	304,284.4	314,171.4
Total	846,139.9	838,120.7	838,924.8	830,869.4
Less Unearned discounts	(290.1)	(266.9)	(276.1)	(247.0)
Total	845,849.8	837,853.8	838,648.7	830,622.4
Add Accrued interest receivable	1,468.9	1,473.4	1,452.8	1,459.1
Total	847,318.7	839,327.2	840,101.5	832,081.5

4.5.3 Classified by currency and customer's residence as at June 30, 2003 and December 31, 2002 and :

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2003			December 31, 2002		
	Domestic	**Foreign**	**Total**	**Domestic**	**Foreign**	**Total**
BAHT	724,900.1	5,488.7	730,388.8	710,729.2	5,662.3	716,391.5
USD	31,386.2	52,787.5	84,173.7	34,752.5	54,102.2	88,854.7
Others	4,214.7	27,362.7	31,577.4	4,877.1	27,997.4	32,874.5
	760,501.0	85,638.9	846,139.9	750,358.8	87,761.9	838,120.7
Less Unearned discounts			(290.1)			(266.9)
Total			845,849.8			837,853.8
Add Accrued interest receivable			1,468.9			1,473.4
Total			847,318.7			839,327.2

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS

	June 30, 2003			December 31, 2002		
	Domestic	**Foreign**	**Total**	**Domestic**	**Foreign**	**Total**
BAHT	722,407.5	5,488.7	727,896.2	708,675.1	5,662.3	714,337.4
USD	31,386.2	52,752.2	84,138.4	34,752.5	54,071.6	88,824.1
Others	4,214.7	22,675.5	26,890.2	4,877.1	22,830.8	27,707.9
	758,008.4	80,916.4	838,924.8	748,304.7	82,564.7	830,869.4
Less Unearned discounts			(276.1)			(247.0)
Total			838,648.7			830,622.4
Add Accrued interest receivable			1,452.8			1,459.1
Total			840,101.5			832,081.5

4.5.4 Classified by business type and in accordance with the notification of the BOT as at June 30, 2003 and December 31, 2002 :

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of loss	Total
Agriculture and mining	11,413.3	781.2	782.1	480.7	5,262.2	18,719.5
Manufacturing and commercial	351,389.8	16,406.4	35,863.7	41,434.0	78,534.1	523,628.0
Real estate and construction	39,953.2	8,431.4	6,034.7	2,496.1	30,072.0	86,987.4
Utilities and services	75,544.4	1,521.4	1,276.8	2,385.9	19,900.0	100,628.5
Housing loans	39,090.6	1,649.9	1,558.2	1,355.2	20,161.8	63,815.7
Others	38,996.7	3,274.2	832.3	993.7	8,263.9	52,360.8
	556,388.0	32,064.5	46,347.8	49,145.6	162,194.0	846,139.9
Less Unearned discounts						(290.1)
Total						845,849.8
Add Accrued interest receivable						1,468.9
Total						847,318.7

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of loss	Total
Agriculture and mining	12,019.1	572.6	872.5	1,343.5	4,841.0	19,648.7
Manufacturing and commercial	393,667.6	12,300.8	11,422.3	14,485.1	84,766.4	516,642.2
Real estate and construction	42,677.3	7,636.0	5,224.0	1,709.8	31,563.5	88,810.6
Utilities and services	68,040.8	2,708.3	1,595.7	2,454.6	20,083.0	94,882.4
Housing loans	37,650.4	1,448.5	1,871.5	1,498.7	20,755.9	63,225.0
Others	39,603.4	3,283.6	1,580.6	735.1	9,709.1	54,911.8
	593,658.6	27,949.8	22,566.6	22,226.8	171,718.9	838,120.7
Less Unearned discounts						(266.9)
Total						837,853.8
Add Accrued interest receivable						1,473.4
Total						839,327.2

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
JUNE 30, 2003

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of loss	Total
Agriculture and mining	11,008.3	780.2	780.6	480.2	5,248.0	18,297.3
Manufacturing and commercial	348,562.6	15,745.3	35,650.1	41,427.7	78,236.2	519,621.9
Real estate and construction	39,024.1	8,318.5	6,033.5	2,473.6	29,999.3	85,849.0
Utilities and services	75,048.7	1,506.6	1,264.4	2,385.0	19,873.3	100,078.0
Housing loans	38,531.3	1,632.7	1,543.5	1,338.9	20,078.6	63,125.0
Others	38,622.4	3,254.7	830.0	993.7	8,252.8	51,953.6
	550,797.4	31,238.0	46,102.1	49,099.1	161,688.2	838,924.8
Less Unearned discounts						(276.1)
Total						838,648.7
Add Accrued interest receivable						1,452.8
Total						840,101.5

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2002

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of loss	Total
Agriculture and mining	11,600.5	572.6	872.5	1,343.5	4,824.4	19,213.5
Manufacturing and commercial	389,949.8	11,995.5	11,413.8	14,471.7	84,496.3	512,327.1
Real estate and construction	42,087.1	7,555.1	5,214.0	1,700.9	31,414.0	87,971.1
Utilities and services	67,605.2	2,706.6	1,595.6	2,454.6	20,050.4	94,412.4
Housing loans	37,128.0	1,430.2	1,856.2	1,483.0	20,687.8	62,585.2
Others	39,135.4	3,256.9	1,577.2	734.8	9,655.8	54,360.1
	587,506.0	27,516.9	22,529.3	22,188.5	171,128.7	830,869.4
Less Unearned discounts						(247.0)
Total						830,622.4
Add Accrued interest receivable						1,459.1
Total						832,081.5

As at June 30, 2003 and December 31, 2002, the Bank had impaired loans in accordance with the BOT's redefinition (see Note 4.2) amounting to Baht 257,022.9 million and Baht 215,985.9 million, respectively.

4.5.5 As at June 30, 2003 and December 31, 2002, classified loans and allowance for doubtful accounts in accordance with the notification of the BOT are as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	557,536.5	264,727.9	1	2,647.3
Special mentioned	32,327.7	9,880.2	2	197.6
Substandard	46,405.0	27,577.0	20	5,515.4
Doubtful	49,145.6	28,241.4	50	14,120.7
Doubtful of loss	162,194.0	76,443.5	100	76,443.5
Total	847,608.8	406,870.0		98,924.5
Less Unearned discounts	(290.1)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				34,491.7
Total	847,318.7			133,416.2 *

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	594,755.7	296,158.0	1	2,961.6
Special mentioned	28,244.9	5,875.8	2	117.5
Substandard	22,647.7	3,883.4	20	776.7
Doubtful	22,226.8	7,969.4	50	3,984.7
Doubtful of loss	171,719.0	83,039.0	100	83,039.0
Total	839,594.1	396,925.6		90,879.5
Less Unearned discounts	(266.9)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				47,115.4
Total	839,327.2			137,994.9 **

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
JUNE 30, 2003

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	551,930.5	261,548.3	1	2,615.5
Special mentioned	31,500.5	9,523.0	2	190.5
Substandard	46,159.3	27,373.8	20	5,474.8
Doubtful	49,099.1	28,233.3	50	14,116.6
Doubtful of loss	161,688.2	76,115.6	100	76,115.6
Total	840,377.6	402,794.0		98,513.0
Less Unearned discounts	(276.1)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				34,319.3
Total	840,101.5			132,832.3 *

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2002

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	588,589.3	291,975.0	1	2,919.8
Special mentioned	27,811.6	5,660.8	2	113.2
Substandard	22,610.3	3,869.7	20	774.0
Doubtful	22,188.5	7,952.5	50	3,976.2
Doubtful of loss	171,128.8	82,686.0	100	82,686.0
Total	832,328.5	392,144.0		90,469.2
Less Unearned discounts	(247.0)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT	-			46,918.2
Total	832,081.5			137,387.4 **

4.5.6 As at June 30, 2003 and December 31, 2002, the Bank and subsidiaries have loans and accrued interest receivables to companies with certain financial positions and results of operation problems as defined in the SET's guidelines, regarding quality of assets and related party transactions, dated July 17, 1998, for which the Bank has provided an allowance for the related doubtful accounts in the caption of loan and accrued interest receivables, as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	8	817.1	-	817.1	817.1
Financial institutions taken control and ordered to decrease and increase capital by the BOT	1	0.0	-	0.0	0.0
Listed companies identified for delisting	25	24,190.1	3,810.3	3,938.7	3,938.7
Total	34	25,007.2	3,810.3	4,755.8	4,755.8

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	8	817.2	-	817.2	817.2
Financial institutions taken control and ordered to decrease and increase capital by the BOT	-	-	-	-	-
Listed companies identified for delisting	27	24,276.7	3,257.5	703.9	703.9
Total	35	25,093.9	3,257.5	1,521.1	1,521.1

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS JUNE 30, 2003				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	8	817.1	-	817.1	817.1
Financial institutions taken control and ordered to decrease and increase capital by the BOT	1	0.0	-	0.0	0.0
Listed companies identified for delisting	25	24,190.1	3,810.3	3,938.7	3,938.7
Total	34	25,007.2	3,810.3	4,755.8	4,755.8

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2002				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	8	817.2	-	817.2	817.2
Financial institutions taken control and ordered to decrease and increase capital by the BOT	-	-	-	-	-
Listed companies identified for delisting	27	24,276.7	3,257.5	703.9	703.9
Total	35	25,093.9	3,257.5	1,521.1	1,521.1

4.5.7 Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank has entered into the Asset Transfer Agreement (the Agreement) with the TAMC in order to transfer the impaired assets of the Bank including all rights over the assets securing such assets as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (the TAMC Law). The price payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a non-negotiable promissory note which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average rate of deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agreed to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50 % each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets

losses are realized, the first portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second losses portion will be borne by TAMC.

The Bank has transferred impaired assets to the TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand from the date that the Bank has entered into the Agreement until as at June 30, 2003, amounting to Baht 24,739.0 million, and for the half year ended June 30, 2003, amounting to Baht 81.8 million. In addition, during the half year ended June 30, 2003 the TAMC had revised down the balance of assets transfer prior to 2003 by Baht 172.5 million. Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

As at June 30, 2003 and December 31, 2002, the Bank received promissory notes from TAMC relating to certain portions of transferred impaired assets amounting to Baht 20,067.2 million and Baht 18,880.6 million, respectively.

4.5.8 As at June 30, 2003 and December 31, 2002, assets classified in accordance with the notification of the BOT are as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003				
	Loans and Accrued Interest Receivables	**Investments**	**Properties Foreclosed**	**Other Assets**	**Total**
Normal	557,536.5	-	-	170.9	557,707.4
Special mentioned	32,327.7	-	-	26.8	32,354.5
Substandard	46,405.0	-	-	74.6	46,479.6
Doubtful	49,145.6	-	-	44.4	49,190.0
Doubtful of loss	162,194.0	4,499.5	1,750.1	2,126.8	170,570.4
Loss	-	-	-	-	-
Total	847,608.8	4,499.5	1,750.1	2,443.5	856,301.9
Less Unearned discounts	(290.1)				
Total	847,318.7				

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	594,755.7	-	-	160.5	594,916.2
Special mentioned	28,244.9	-	-	19.8	28,264.7
Substandard	22,647.7	-	-	26.4	22,674.1
Doubtful	22,226.8	-	-	51.7	22,278.5
Doubtful of loss	171,719.0	4,634.0	1,656.2	2,175.1	180,184.3
Loss	-	-	-	-	-
Total	839,594.1	4,634.0	1,656.2	2,433.5	848,317.8
Less Unearned discounts	(266.9)				
Total	839,327.2				

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
JUNE 30, 2003

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	551,930.5	-	-	170.9	552,101.4
Special mentioned	31,500.5	-	-	26.1	31,526.6
Substandard	46,159.3	-	-	74.6	46,233.9
Doubtful	49,099.1	-	-	44.4	49,143.5
Doubtful of loss	161,688.2	4,492.9	1,583.9	2,123.1	169,888.1
Loss	-	-	-	-	-
Total	840,377.6	4,492.9	1,583.9	2,439.1	848,893.5
Less Unearned discounts	(276.1)				
Total	840,101.5				

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2002

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	588,589.3	-	-	160.4	588,749.7
Special mentioned	27,811.6	-	-	19.2	27,830.8
Substandard	22,610.3	-	-	26.3	22,636.6
Doubtful	22,188.5	-	-	51.7	22,240.2
Doubtful of loss	171,128.8	4,627.4	1,491.6	2,170.7	179,418.5
Loss	-	-	-	-	-
Total	832,328.5	4,627.4	1,491.6	2,428.3	840,875.8
Less Unearned discounts	(247.0)				
Total	832,081.5				

4.5.9 Troubled debt restructurings

Details of the restructured debts of the Bank for the half years ended June 30, 2003 and 2002, classified into the restructuring methods are as follows :

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2003			
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	136	1,938.7	Land, building, machinery, share capital	1,692.2
Debt-equity conversion	4	376.2	Share capital	423.9
Debt restructuring in various forms	8,605	28,143.9		
Total	8,745	30,458.8		

The weighted average tenure of the abovementioned restructuring is 1.7 years; and the total debt outstanding after debt restructuring is Baht 30,204.8 million.

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2002			
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	75	1,148.6	Land, building, machinery, leasehold	982.6
Debt-equity conversion	10	461.2	Share capital	453.8
Debt restructuring in various forms	8,202	19,171.6		
Total	8,287	20,781.4		

The weighted average tenure of the abovementioned restructuring is 1.6 years; and the total debt outstanding after debt restructuring is Baht 20,774.5 million.

For the quarter and the half year ended June 30, 2003, the Bank recognized interest income from restructured debts amounting to Baht 2,640.4 Million and Baht 5,233.9 million, respectively.

For the quarter and the half year ended June 30, 2002, the Bank recognized interest income from restructured debts amounting to Baht 3,441.2 million and Baht 6,338.8 million, respectively.

As at June 30, 2003 and December 31, 2002, the Bank had balance of loan to restructured debtors amounting to Baht 257,968.8 million and Baht 261,869.9 million, respectively.

The Bank did not present the aforementioned information in the consolidated financial statements for the half years ended June 30, 2003 and 2002 as the amount of the restructured loans of subsidiary company is not material.

4.6 Allowance for doubtful accounts

Allowance for doubtful accounts consisted of the following as at June 30, 2003 and December 31, 2002 :

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of The BOT's Minimum Requirement	Total
Balance brought forward	2,963.1	117.9	781.9	3,996.1	83,164.4	47,113.9	138,137.3
Doubtful accounts	(311.1)	79.6	4,737.3	10,140.1	(6,576.9)	(7,488.5)	580.5
Bad debt recovered	-	-	-	-	(4.0)	111.2	107.2
Bad debt written off	-	-	-	-	(19.8)	(4,732.2)	(4,752.0)
Others	(3.0)	0.6	(0.4)	(3.7)	(6.4)	(512.7)	(525.6)
Balance carried forward	2,649.0	198.1	5,518.8	14,132.5	76,557.3	34,491.7	133,547.4

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of The BOT's Minimum Requirement	Total
Balance brought forward	2,489.2	193.9	1,864.7	8,723.5	465.0	44,406.2	58,142.5
Doubtful accounts	475.4	4.4	(1,081.0)	6.3	16.7	(7,559.3)	(8,137.5)
Bad debt recovered	-	-	-	-	(9.5)	230.3	220.8
Bad debt written off	(1.5)	(4.4)	(1.8)	(3.5)	131.3	(2,959.5)	(2,839.4)
Others	-	(76.0)	-	(4,730.2)	82,560.9	12,996.2	90,750.9
Balance carried forward	2,963.1	117.9	781.9	3,996.1	83,164.4	47,113.9	138,137.3

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS

JUNE 30, 2003

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of The BOT's Minimum Requirement	Total
Balance brought forward	2,921.4	113.6	779.0	3,987.7	82,809.9	46,918.2	137,529.8
Doubtful accounts	(304.2)	77.4	4,699.1	10,140.8	(6,580.5)	(7,476.4)	556.2
Bad debt recovered	-	-	-	-	-	111.2	111.2
Bad debt written off	-	-	-	-	-	(4,721.1)	(4,721.1)
Others	-	-	-	-	-	(512.7)	(512.7)
Balance carried forward	2,617.2	191.0	5,478.1	14,128.5	76,229.4	34,319.2	132,963.4

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS

DECEMBER 31, 2002

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of The BOT's Minimum Requirement	Total
Balance brought forward	2,456.5	190.7	1,864.1	8,718.8	-	44,204.6	57,434.7
Doubtful accounts	464.9	-	(1,085.1)	-	-	(7,565.4)	(8,185.6)
Bad debt recovered	-	-	-	-	-	230.3	230.3
Bad debt written off	-	-	-	-	-	(2,707.9)	(2,707.9)
Others	-	(77.1)	-	(4,731.1)	82,809.9	12,756.6	90,758.3
Balance carried forward	2,921.4	113.6	779.0	3,987.7	82,809.9	46,918.2	137,529.8

As at June 30, 2003, the allowance for doubtful accounts of Baht 133,547.4 million in the consolidated financial statements include an allowance for legal expense paid in advance of Baht 131.1 million. The allowance for doubtful accounts of Baht 132,963.4 million in the Bank's financial statements include an allowance for legal expense paid in advance of Baht 131.1 million.

As at December 31, 2002, the allowance for doubtful accounts of Baht 138,137.3 million in the consolidated financial statements include an allowance for legal expense paid in advance of Baht 142.4 million. The allowance for doubtful accounts of Baht 137,529.8 million in the Bank's financial statements include an allowance for legal expense paid in advance of Baht 142.4 million.

As at June 30, 2003 and December 31, 2002, the Bank had established allowance for doubtful accounts in excess of the minimum level required by the BOT's guideline as

For the half year ended June 30, 2003 and for the year ended December 31, 2002, collateral supporting significant loans were reappraised by either independent appraisers approved by the BOT or internal appraisers of the Bank and the subsidiaries. For collateral valuation, the Bank followed the notification of the BOT regarding worthless or irrecoverable assets or assets with doubtful value of recoverability dated February 28, 2003 and February 18, 2002, respectively, in that up to 90% of appraised value is deducted from the debtor's balance before provision for collateral that have been marked to market or appraised within 12 months. For collateral that are less frequently appraised, up to 50% deduction is applied.

For debtors with balance of less than Baht 5 million, up to 90% of the appraised value of collaterals is deducted from the debtor's balance before provision if the collateral have been marked to market or appraised within 36 months. For collateral that are less frequently appraised, up to 50% deduction is applied.

For the half year ended June 30, 2003 and for the year ended December 31, 2002, the Bank classified its assets and provisions for loan losses using guidelines in the BOT's Notification on the subject of worthless or irrecoverable assets and assets with doubtful value of recoverability dated February 28, 2003 and February 18, 2002, respectively.

4.7 Revaluation allowance for debt restructuring

Revaluation allowance for debt restructuring as at June 30, 2003 and December 31, 2002 are as follows :

				(Million Baht)
	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Balance brought forward	13,224.3	11,118.7	13,224.3	11,104.8
Increase during the period	2,980.5	7,728.2	2,980.5	7,728.2
Write off/ decrease during the period	(3,608.8)	(5,622.6)	(3,608.8)	(5,608.7)
Balance carried forward	12,596.0	13,224.3	12,596.0	13,224.3

4.8 Properties foreclosed, net

Properties foreclosed consisted of the following as at June 30, 2003 and December 31, 2002 :

(Million Baht)

Type of properties foreclosed	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003			
	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	35,137.9	1,684.1	(854.1)	35,967.9
Movable assets	881.9	0.4	(148.7)	733.6
Total	36,019.8	1,684.5	(1,002.8)	36,701.5
Others	-	125.5	-	125.5
Total properties foreclosed	36,019.8	1,810.0	(1,002.8)	36,827.0
Less Allowance for impairment	(2,278.7)	(1,753.4)	109.8	(3,922.3)
Total properties foreclosed, net	33,741.1	56.6	(893.0)	32,904.7

(Million Baht)

Type of properties foreclosed	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002			
	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	32,391.2	4,719.6	(1,972.9)	35,137.9
Movable assets	787.7	141.9	(47.7)	881.9
Total properties foreclosed	33,178.9	4,861.5	(2,020.6)	36,019.8
Less Allowance for impairment	(1,298.1)	(1,103.5)	122.9	(2,278.7)
Total properties foreclosed, net	31,880.8	3,758.0	(1,897.7)	33,741.1

(Million Baht)

Type of properties foreclosed	THE BANK'S FINANCIAL STATEMENTS JUNE 30, 2003			
	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	32,837.9	1,627.6	(669.4)	33,796.1
Movable assets	881.9	0.4	(148.8)	733.5
Total	33,719.8	1,628.0	(818.2)	34,529.6
Others	-	125.5	-	125.5
Total properties foreclosed	33,719.8	1,753.5	(818.2)	34,655.1
Less Allowance for impairment	(2,114.1)	(1,738.2)	105.4	(3,746.9)
Total properties foreclosed, net	31,605.7	15.3	(712.8)	30,908.2

(Million Baht)

Type of properties foreclosed	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2002			
	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	29,926.4	4,661.6	(1,750.1)	32,837.9
Movable assets	787.7	141.9	(47.7)	881.9
Total properties foreclosed	30,714.1	4,803.5	(1,797.8)	33,719.8
Less Allowance for impairment	(1,183.4)	(1,033.1)	102.4	(2,114.1)
Total properties foreclosed, net	29,530.7	3,770.4	(1,695.4)	31,605.7

Properties foreclosed classified in accordance with the notification of the BOT as at June 30, 2003 and December 31, 2002, are presented in Note 4.5.8.

4.9 Premises and equipment, net

Premises and equipment consisted of the following as at June 30, 2003 and December 31, 2002 :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS				
	JUNE 30, 2003				
	Land	**Premises**	**Equipment**	**Others**	**Total**
Opening amount					
Cost	7,205.4	8,659.2	15,789.4	892.0	32,546.0
Appraisal increase (year 2000 and year 2002)	10,209.4	15,204.3	-	-	25,413.7
Appraisal decrease (year 2000 and year 2002)	(989.0)	(509.3)	-	-	(1,498.3)
Less Accumulated Depreciation - cost	-	(4,415.7)	(12,604.3)	-	(17,020.0)
Less Accumulated depreciation - appraisal increase	-	(9,413.5)	-	-	(9,413.5)
Net opening amount	16,425.8	9,525.0	3,185.1	892.0	30,027.9
Additions/acquisitions - cost	-	7.6	781.3	517.9	1,306.8
Appraisal increase	-	-	-	-	-
Disposals/transfers - cost	(220.6)	(1.9)	(4,412.2)	(379.3)	(5,014.0)
Disposals/transfers - appraisal decrease	76.7	-	-	-	76.7
Disposals/transfers - appraisal increase	(8.3)	-	-	-	(8.3)
Depreciation for the period - cost	-	(166.2)	(598.2)	-	(764.4)
Depreciation for the period - appraisal increase	-	(330.3)	-	-	(330.3)
Accumulated depreciation - disposals - cost	-	1.9	4,394.1	-	4,396.0
Exchange rate adjustments	(37.6)	(13.4)	(4.3)	-	(55.3)
Total	16,236.0	9,022.7	3,345.8	1,030.6	29,635.1
Closing amount					
Cost	6,947.2	8,622.7	12,142.5	1,030.6	28,743.0
Appraisal increase (year 2000 and year 2002)	10,201.1	15,204.3	-	-	25,405.4
Appraisal decrease (year 2000 and year 2002)	(912.3)	(509.3)	-	-	(1,421.6)
Less Accumulated depreciation - cost	-	(4,551.2)	(8,796.7)	-	(13,347.9)
Less Accumulated depreciation - appraisal increase	-	(9,743.8)	-	-	(9,743.8)
Net closing amount	16,236.0	9,022.7	3,345.8	1,030.6	29,635.1

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002				
	Land	Premises	Equipment	Others	Total
Opening amount					
Cost	7,179.4	8,540.1	14,440.1	730.0	30,889.6
Appraisal increase (year 2000)	10,281.5	15,131.8	-	-	25,413.3
Appraisal decrease (year 2000)	(989.0)	(522.4)	-	-	(1,511.4)
Less Accumulated depreciation - cost	-	(4,051.9)	(11,686.6)	-	(15,738.5)
Less Accumulated depreciation - appraisal increase	-	(8,741.6)	-	-	(8,741.6)
Net opening amount	16,471.9	10,356.0	2,753.5	730.0	30,311.4
Additions/acquisitions - cost	-	86.9	1,587.4	784.4	2,458.7
Appraisal increase	-	335.1	-	-	335.1
Appraisal decrease - charge against previous appraisal increase	-	(89.5)	-	-	(89.5)
Appraisal increase - charge against previous appraisal decrease	-	13.1	-	-	13.1
Disposals/transfers - cost	(6.5)	(12.7)	(244.2)	(622.4)	(885.8)
Disposals/transfers - appraisal increase	(72.2)	(173.1)	-	-	(245.3)
Depreciation for the period - cost	-	(345.7)	(1,148.6)	-	(1,494.3)
Depreciation for the period - appraisal increase	-	(654.0)	-	-	(654.0)
Accumulated depreciation - disposals - cost	-	12.7	232.6	-	245.3
Accumulated depreciation - disposals - appraisal increase	-	123.8	-	-	123.8
Accumulated depreciation - appraisal increase	-	(141.7)	-	-	(141.7)
Exchange rate adjustments	32.6	14.1	4.4	-	51.1
Total	16,425.8	9,525.0	3,185.1	892.0	30,027.9
Closing amount					
Cost	7,205.4	8,659.2	15,789.4	892.0	32,546.0
Appraisal increase (year 2000 and year 2002)	10,209.4	15,204.3	-	-	25,413.7
Appraisal decrease (year 2000 and year 2002)	(989.0)	(509.3)	-	-	(1,498.3)
Less Accumulated depreciation - cost	-	(4,415.7)	(12,604.3)	-	(17,020.0)
Less Accumulated depreciation - appraisal increase	-	(9,413.5)	-	-	(9,413.5)
Net closing amount	16,425.8	9,525.0	3,185.1	892.0	30,027.9

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS

JUNE 30, 2003

	Land	Premises	Equipment	Others	Total
Opening amount					
Cost	7,197.1	8,519.2	15,600.8	892.0	32,209.1
Appraisal increase (year 2000 and year 2002)	10,209.4	15,204.3	-	-	25,413.7
Appraisal decrease (year 2000 and year 2002)	(989.0)	(509.3)	-	-	(1,498.3)
Less Accumulated depreciation - cost	-	(4,357.8)	(12,507.1)	-	(16,864.9)
Less Accumulated depreciation - appraisal increase	-	(9,413.5)	-	-	(9,413.5)
Net opening amount	16,417.5	9,442.9	3,093.7	892.0	29,846.1
Additions/acquisitions – cost	-	7.6	770.2	517.9	1,295.7
Appraisal increase	-	-	-	-	-
Disposals/transfers - cost	(220.6)	(1.9)	(4,391.1)	(379.3)	(4,992.9)
Disposals/transfers - appraisal decrease	76.7	-	-	-	76.7
Disposals/transfers - appraisal increase	(8.3)	-	-	-	(8.3)
Depreciation for the period - cost	-	(165.3)	(582.4)	-	(747.7)
Depreciation for the period - appraisal increase	-	(330.3)	-	-	(330.3)
Accumulated depreciation - disposals - cost	-	1.9	4,388.0	-	4,389.9
Exchange rate adjustments	(37.4)	(11.3)	(4.1)	-	(52.8)
Total	16,227.9	8,943.6	3,274.3	1,030.6	29,476.4
Closing amount					
Cost	6,939.1	8,486.3	11,965.1	1,030.6	28,421.1
Appraisal increase (year 2000 and year 2002)	10,201.1	15,204.3	-	-	25,405.4
Appraisal decrease (year 2000 and year 2002)	(912.3)	(509.3)	-	-	(1,421.6)
Less Accumulated depreciation - cost	-	(4,493.9)	(8,690.8)	-	(13,184.7)
Less Accumulated depreciation - appraisal increase	-	(9,743.8)	-	-	(9,743.8)
Net closing amount	16,227.9	8,943.6	3,274.3	1,030.6	29,476.4

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2002				
	Land	Premises	Equipment	Others	Total
Opening amount					
Cost	7,170.8	8,396.5	14,277.5	730.0	30,574.8
Appraisal increase (year 2000)	10,281.5	15,131.8	-	-	25,413.3
Appraisal decrease (year 2000)	(989.0)	(522.4)	-	-	(1,511.4)
Less Accumulated depreciation - cost	-	(3,994.3)	(11,610.6)	-	(15,604.9)
Less Accumulated depreciation - appraisal increase	-	(8,741.6)	-	-	(8,741.6)
Net opening amount	16,463.3	10,270.0	2,666.9	730.0	30,130.2
Additions/acquisitions - cost	-	86.9	1,543.3	784.4	2,414.6
Appraisal increase	-	335.1	-	-	335.1
Appraisal decrease - charge against previous appraisal increase	-	(89.5)	-	-	(89.5)
Appraisal increase - charge against previous appraisal decrease	-	13.1	-	-	13.1
Disposals/transfers - cost	(6.5)	(12.7)	(227.4)	(622.4)	(869.0)
Disposals/transfers - appraisal increase	(72.2)	(173.1)	-	-	(245.3)
Depreciation for the period - cost	-	(343.9)	(1,114.4)	-	(1,458.3)
Depreciation for the period - appraisal increase	-	(654.0)	-	-	(654.0)
Accumulated depreciation - disposals - cost	-	12.7	220.7	-	233.4
Accumulated depreciation - disposals - appraisal increase	-	123.8	-	-	123.8
Accumulated depreciation - appraisal increase	-	(141.7)	-	-	(141.7)
Exchange rate adjustments	32.9	16.2	4.6	-	53.7
Total	16,417.5	9,442.9	3,093.7	892.0	29,846.1
Closing amount					
Cost	7,197.1	8,519.2	15,600.8	892.0	32,209.1
Appraisal increase (year 2000 and year 2002)	10,209.4	15,204.3	-	-	25,413.7
Appraisal decrease (year 2000 and year 2002)	(989.0)	(509.3)	-	-	(1,498.3)
Less Accumulated depreciation - cost	-	(4,357.8)	(12,507.1)	-	(16,864.9)
Less Accumulated depreciation - appraisal increase		(9,413.5)			

4.10 Deposits

4.10.1 Classified by product as at June 30, 2003 and December 31, 2002 :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Demand	43,523.1	37,736.4	42,913.0	37,116.7
Savings	410,196.6	380,444.5	410,246.2	380,380.2
Fixed				
Up to 6 months	451,551.3	464,596.1	450,656.7	463,725.0
6 months-less than 1 year	37,140.1	39,092.8	35,962.0	37,976.0
1 year and over	153,271.3	147,520.0	148,445.4	142,904.3
Negotiable certificates of deposit	1,308.6	1,304.6	568.4	562.4
Total	1,096,991.0	1,070,694.4	1,088,791.7	1,062,664.6

4.10.2 Classified by remaining maturity as at June 30, 2003 and December 31, 2002 :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Up to 1 year	1,080,440.5	1,053,544.7	1,072,996.8	1,046,017.6
Over 1 year	16,550.5	17,149.7	15,794.9	16,647.0
Total	1,096,991.0	1,070,694.4	1,088,791.7	1,062,664.6

4.10.3 Classified by currency and customer's residence as at June 30, 2003 and December 31, 2002 :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2003			December 31, 2002		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	974,789.3	29,653.3	1,004,442.6	949,335.2	28,342.3	977,677.5
USD	10,227.6	39,626.4	49,854.0	14,166.0	42,112.6	56,278.6
Others	7,487.3	35,207.1	42,694.4	3,019.8	33,718.5	36,738.3
Total	992,504.2	104,486.8	1,096,991.0	966,521.0	104,173.4	1,070,694.4

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2003			December 31, 2002		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	972,712.1	29,653.3	1,002,365.4	947,316.0	28,342.3	975,658.3
USD	10,178.9	39,626.4	49,805.3	14,125.3	42,111.2	56,236.5
Others	7,448.2	29,172.8	36,621.0	2,980.2	27,789.6	30,769.8
Total	990,339.2	98,452.5	1,088,791.7	964,421.5	98,243.1	1,062,664.6

4.11 Interbank and money market items (liabilities)

Interbank and money market items (liabilities) consisted of the following as at June 30, 2003 and December 31, 2002 :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2003			December 31, 2002		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	-	278.1	278.1	-	127.3	127.3
Commercial banks	861.0	74.6	935.6	462.9	84.6	547.5
Other banks	356.1	77.8	433.9	383.7	239.7	623.4
Finance companies, Finance and securities companies, Securities companies and Credit foncier companies	2,118.9	46.8	2,165.7	910.5	47.3	957.8
Other financial institutions	2,443.0	193.2	2,636.2	1,824.6	55.8	1,880.4
Total domestic items	5,779.0	670.5	6,449.5	3,581.7	554.7	4,136.4
Foreign items						
USD	558.3	4,319.3	4,877.6	433.0	6,587.8	7,020.8
JPY	20.1	5,030.1	5,050.2	22.5	6,318.6	6,341.1
Others	1,848.5	4,299.0	6,147.5	1,526.7	2,277.8	3,804.5
Total foreign items	2,426.9	13,648.4	16,075.3	1,982.2	15,184.2	17,166.4
Total domestic and foreign items	8,205.9	14,318.9	22,524.8	5,563.9	15,738.9	21,302.8

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2003			December 31, 2002		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	-	278.1	278.1	-	127.3	127.3
Commercial banks	861.0	74.6	935.6	462.9	84.6	547.5
Other banks	356.1	77.8	433.9	383.7	239.7	623.4
Finance companies, Finance and securities companies, Securities companies and Credit foncier companies	2,203.4	46.8	2,250.2	963.3	47.3	1,010.6
Other financial institutions	2,443.0	52.3	2,495.3	1,824.6	55.8	1,880.4
Total domestic items	5,863.5	529.6	6,393.1	3,634.5	554.7	4,189.2
Foreign items						
USD	608.6	5,349.4	5,958.0	457.6	9,344.3	9,801.9
JPY	20.4	5,030.1	5,050.5	24.1	6,318.6	6,342.7
Others	1,780.4	4,278.7	6,059.1	1,544.5	2,118.2	3,662.7
Total foreign items	2,409.4	14,658.2	17,067.6	2,026.2	17,781.1	19,807.3
Total domestic and foreign items	8,272.9	15,187.8	23,460.7	5,660.7	18,335.8	23,996.5

4.12 Borrowings

4.12.1 Classified by types of securities and sources of fund as at June 30, 2003 and December 31, 2002, as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2003			December 31, 2002		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	39,560.0	31,300.5	70,860.5	42,090.0	32,171.4	74,261.4
Less Master Investments Agreement	(34,500.0)	-	(34,500.0)	(34,500.0)	-	(34,500.0)
Subordinated convertible bonds	21,620.0	9,768.0	31,388.0	21,620.0	9,768.0	31,388.0
Less Discount on borrowings	(13,915.0)	(9,697.4)	(23,612.4)	(16,445.0)	(10,419.4)	(26,864.4)
Total	12,765.0	31,371.1	44,136.1	12,765.0	31,520.0	44,285.0

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2003			December 31, 2002		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	39,560.0	31,300.5	70,860.5	42,090.0	32,171.4	74,261.4
Less Master Investment						
Agreement	(34,500.0)	-	(34,500.0)	(34,500.0)	-	(34,500.0)
Subordinated convertible bonds	21,620.0	9,768.0	31,388.0	21,620.0	9,768.0	31,388.0
Less Discount on borrowings	(13,915.0)	(9,697.4)	(23,612.4)	(16,445.0)	(10,419.4)	(26,864.4)
Total	12,765.0	31,371.1	44,136.1	12,765.0	31,520.0	44,285.0

4.12.2 Classified by types of securities, currency, maturity and interest rate as at June 30, 2003 and December 31, 2002, as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS				
Types	Currency	Maturity	Interest Rate	Amount	
				June 30, 2003	December 31, 2002
Short-term borrowings					
Unsecured					
subordinated notes					
(Notes 4.13 and 4.18)	THB	2003-2004	None	5,060.0	5,060.0
Subordinated					
convertible bonds					
(Notes 4.14 and 4.18)	THB	2004	4.589%	9,768.0	-
				14,828.0	5,060.0
Less Discount on borrowings				(703.7)	(703.7)
Total short-term borrowings				14,124.3	4,356.3
Long-term borrowings					
Unsecured					
subordinated notes					
(Notes 4.13 and 4.18)	USD	2005-2029	7.25%-9.025%	31,300.5	32,171.4
	THB	2004	None	-	2,530.0
	THB	Perpetual	15.00%*	34,500.0	34,500.0
Less Master Investment Agreement				(34,500.0)	(34,500.0)
Subordinated					
convertible bonds					
(Notes 4.14 and 4.18)	THB	2004	4.589%	-	9,768.0
	THB	2004-2006	None	21,620.0	21,620.0
Less Discount on borrowings				(22,908.7)	(26,160.7)
Total long-term borrowings				30,011.8	39,928.7
Total				44,136.1	44,285.0

(Million Baht)

Types	Currency	Maturity	Interest Rate	THE BANK'S FINANCIAL STATEMENTS Amount June 30, 2003	December 31, 2002
Short-term borrowings					
Unsecured					
subordinated notes					
(Notes 4.13 and 4.18)	THB	2003 – 2004	None	5,060.0	5,060.0
Subordinated					
convertible bonds					
(Notes 4.14 and 4.18)	THB	2004	4.589%	9,768.0	-
				14,828.0	5,060.0
Less Discount on borrowings				(703.7)	(703.7)
Total short-term borrowings				14,124.3	4,356.3
Long-term borrowings					
Unsecured					
subordinated notes					
(Notes 4.13 and 4.18)	USD	2005 – 2029	7.25% - 9.025%	31,300.5	32,171.4
	THB	2004	None	-	2,530.0
	THB	Perpetual	15.00% *	34,500.0	34,500.0
Less Master Investment Agreement				(34,500.0)	(34,500.0)
Subordinated					
convertible bonds					
(Notes 4.14 and 4.18)	THB	2004.	4.589%	-	9,768.0
	THB	2004 – 2006	None	21,620.0	21,620.0
Less Discount on borrowings				(22,908.7)	(26,160.7)
Total long-term borrowings				30,011.8	39,928.7
Total				44,136.1	44,285.0

4.13 Unsecured subordinated notes

On March 29, 1995, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign and/or domestic markets in the amount not exceeding Baht 15,000 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue.

- On June 22, 1995, the Board of Directors passed a resolution for the Bank to issue and offer unsecured subordinated notes. On September 18, 1995, the Bank issued US$ 300 million of unsecured subordinated notes for sale to foreign investors with a maturity of 10 years at a coupon of 7.25% p.a.

- On December 21, 1995, the Board of Directors passed a resolution for the Bank to issue and offer unsecured subordinated notes. On March 25, 1996, the Bank issued US$ 150 million of unsecured subordinated notes for sale to foreign investors with a maturity of 20

years at a coupon of 8.25% p.a.

On April 2, 1996, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign and/or domestic markets in the amount not exceeding US$ 400 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue. On August 27, 1996, the Board of Directors passed a resolution for the Bank to issue and offer unsecured subordinated notes. On January 21, 1997, the Bank issued US$ 300 million of unsecured subordinated notes for sale to foreign investors with a maturity of 30 years at a coupon of 8.375% p.a.

On January 28, 1999, the Bank issued US$ 266.9 million of unsecured subordinated notes due 2007 with a maturity of 8 years at a coupon of 8.75% p.a. for sale to foreign investors in exchange for the Bank's existing 7.25% unsecured subordinated notes due 2005 being redeemed before their maturity, which was approved by the BOT. The Bank also issued US$ 449.8 million of unsecured subordinated notes due 2029 with a maturity of 30 years at a coupon of 9.025% p.a. for sale to foreign investors in exchange for the Bank's existing 8.25% unsecured subordinated notes due 2016 and existing 8.375% unsecured subordinated notes due 2027 being redeemed before their maturity, which was approved by the BOT. Since TAS do not provide accounting guidance for the extinguishment of debt, this transaction was accounted for as an extinguishment of debt under the IAS. As a result, the Bank recognized in the 1999 statement of income, a gain of US$ 259.0 million (Baht 9,503.5 million), the difference between the market price of the notes being redeemed, which is lower than the par value. The Bank recorded the book value of the unsecured subordinated notes due 2007 and the unsecured subordinated notes due 2029 in the amount of US$ 177.5 million (Baht 6,543.1 million) and US$ 258.7 million (Baht 9,535.1 million).The difference between the book value and the redemption value of the notes will be amortized on a monthly basis throughout the life of the notes. (see Note 4.12) The Bank paid in cash additional benefit to the unsecured subordinated note holders amounting to Baht 388.4 million.

On November 15, 1999, the Bank redeemed US$ 0.5 million of 7.25% unsecured subordinated notes due 2005 before their maturity, which was approved by the BOT.

On August 30, 2002, the Bank redeemed US$ 4.75 million of 7.25% unsecured subordinated notes due 2005 before their maturity, which was approved by the BOT.

4.14 Subordinated convertible bonds

On January 13, 1994, the shareholders passed a resolution for the Bank to issue and offer subordinated convertible bonds for sale to foreign markets in the amount not exceeding US$ 500 million with a maturity of 10 years and a conversion period within 10 years, and to reserve 60 million ordinary shares to accommodate the conversion right. The Board of Directors was authorized to proceed with the issue. On January 25, 1994, the Board of Directors passed a resolution for the Bank to issue subordinated convertible bonds. On March 3, 1994, the Bank issued US$ 400 million of subordinated convertible bonds with a maturity of 10 years at a coupon of 3.25% p.a. and conversion price of Baht 230 per share at the exchange rate of US$ 1 to Baht 25.28 on the condition that the Bank may convert the bonds before maturity. The bondholders have the [illegible]

On January 29, 1999, the Bank amended the terms and conditions of the subordinated convertible bonds by increasing the coupon from 3.25% p.a. to 4.589% p.a. which have been approved by the trustee. This transaction was accounted as an extinguishment of debt under the IAS, since TAS do not provide accounting guidance for the extinguishment of debt. The amended bonds were recorded at Baht 5,778.4 million, which was the fair value at the date of issuance. The difference between the book value and the redemption value of the bonds will be amortized on a monthly basis throughout the life of the bonds. As a result, the Bank recognized a gain of Baht 3,816.6 million in the 1999 statement of income. (see Note 4.12)

On April 5, 2000, the shareholders passed a resolution for the Bank to allocate 11,495,694 ordinary shares, to be reserved additionally for the exercise of the subordinated convertible bonds. (see Note 4.19)

4.15 Convertible bonds

On April 2, 1996, the shareholders passed a resolution for the Bank to issue and offer subordinated convertible bonds and/or convertible bonds for sale to foreign and/or domestic markets in the amount not exceeding US$ 400 million or its equivalent in other currencies with maturity not exceeding 10 years, and resolved to reserve 50 million ordinary shares to accommodate for such convertible bonds. The Board of Directors was authorized to proceed with the issue. On June 17, 1996, the Board of Directors passed a resolution for the Bank to issue and offer convertible bonds. On August 7, 1996, the Bank issued US$ 350 million of convertible bonds with a maturity of 10 years at a coupon of 1.50% p.a. and conversion price of Baht 270 per share at the exchange rate of US$ 1 to Baht 25.28 for sale to foreign investors. The bonds will be mandatorily redeemed at a premium at the end of year 5 subject to the terms and conditions as stated in the offering circular. The bondholders have the right to convert the bonds into ordinary shares from September 16, 1996 onwards. (see Note 4.12) The Bank has entered into interest rate swap contracts in order to hedge the risk of redemption at the end of year 5 should the above mentioned terms and conditions are met.(see Note 4.31)

On April 5, 2000, the shareholders passed a resolution for the Bank to allocate 10 million ordinary shares, to be reserved additionally for the exercise of the convertible bonds. (see Note 4.19)

4.16 Bonds

On April 5, 2000, the shareholders passed a resolution for the Bank to issue subordinated bonds and/or unsubordinated bonds and/or perpetual bonds, both subordinated and unsubordinated, and/or subordinated convertible bonds and/or convertible bonds (together "the Bonds") in an amount not exceeding US$ 3,000 million or its equivalent in other currencies, offered and sold in foreign and/or domestic markets. The subordinated bonds and/or unsubordinated bonds shall have a maturity of not exceeding 100 years. The subordinated convertible bonds and/or convertible bonds shall have a maturity of not exceeding 30 years, and the amount of not exceeding US$ 1,000 million or its equivalent in other currencies. The shareholders also approved the allocation of 292 million ordinary shares, to be reserved additionally with 208 million ordinary shares which remain

unexcercised, totaling 500 million ordinary shares to accommodate the conversion right of the subordinated convertible bonds and/or convertible bond holders. (see Note 4.19)

4.17 Medium Term Note Program

On March 26, 1997, the shareholders passed a resolution for the Bank to issue and offer bonds including subordinated bonds and unsubordinated bonds under the Medium Term Note Program in an amount of not exceeding US$ 1,500 million or its equivalent in other currencies. The bonds shall have a maturity of not exceeding 30 years and be offered and sold in foreign and/or domestic markets. The Bank may be given the right to redeem the bonds prior to their maturity and/or the bondholders may be given the right to call the Bank to redeem the bonds prior to their maturity in accordance with the condition of the bonds. The Board of Directors was authorized to proceed with the issue.

On August 28, 1997, the Board of Directors passed a resolution to give the authority to the Executive Board to consider and make decision, in respect of regulations, conditions and other details for the issue and offering of the bonds.

4.18 Capital Augmented Preferred Securities

On April 2, 1999, the Bank issued Capital Augmented Preferred Securities (CAPS) to Bualuang CAPS Fund, with a minimum return of 11.00 % p.a. and a maximum return of 22.25% p.a., payable quarterly, whereby the Bank issued two groups of securities and received proceeds of Baht 46,000 million.

The First Group of securities consisted of 345,000 shares of non-cumulative class A preferred shares (Preferred Shares) with a par value of Baht 10 per share and 345,000 units of subordinated perpetual bonds cum preferred shares (Group 1 Subordinated Bonds) with a par value of Baht 100,000 per unit. The dividend paid on the Preferred Shares is non-cumulative, and the unpaid dividend for any year will not be carried forward to the subsequent years. If the Bank declares dividend on the ordinary shares, the Bank has to pay a dividend of Baht 1 (one) per share on the Preferred Shares as long as the Bank still pays interest on these Bonds in full on each due date or when the liquidation preference is reduced to equal the par value of the Preferred Shares. If the Bank has not paid interest on these bonds in full on each due date, the Bank will pay the dividend on the Preferred Shares an amount equal the interest on these bonds less the amount of interest already paid in such year. The Group 1 Subordinated Bonds have a coupon of 15.00% p.a., payable semi-annually, the interest will be paid only when the Bank has paid dividend on the Preferred Shares. The unpaid interest for any year will not be carried forward to the subsequent year. The Bank may redeem the Group 1 Subordinated Bonds subject to the approval by the BOT under the following conditions.

- on or after 5 years from the issue date; or
- the Preferred Shares Cum Group 1 Subordinated Bonds can no longer be counted as tier 1 capital; or
- the interests on the Group 1 Subordinated Bonds are no longer tax deductible; or
- the Bank can raise an equivalent or greater amount of fund to replace the Group 1

Subordinated Bonds; or if the Bank's tier 1 capital ratio, after the redemption of these Bonds, exceeds the minimum ratio stipulated by the BOT.

The Master Investment Agreement has terms and conditions relating to the transfer of shares, redemption of the bonds, reduction of liquidation preference of the preferred shares, payment to the preferred shareholders as specified in the Articles of Association of the Bank, and ratio of conversion into the Bank's ordinary share of the preferred share at 1:1.

The Second Group of securities issued consisted of 469,200 units of discounted zero coupon subordinated bonds and subordinated convertible bonds with a par value of Baht 100,000 per unit. The total issuance price of such bonds was Baht 11,500 million. The bonds serially mature in 29 groups. Bonds group 1 to 20 serially mature at intervals of 3 months and mature within 3 months to 5 years. Each Bonds group has a par value of Baht 1,265 million.

Bonds group 21-28 consisted of discounted subordinated convertible bonds that have a par value of Baht 1,265 million per group. These convertible bonds have a maturity between 5 years 3 months and 7 years with a maturity interval of 3 months. Bonds group 29 with a par value of Baht 11,500 million, has maturity of 7 years.

The Bank has the option to call all of the Bonds in the Second Group (group 21-29) on or after 5 years from the date of issue at the accreted value. Upon redemption the Bonds group 21-29 may be converted into the Bank's ordinary shares at Baht 100 per share as outlined in the terms and conditions. The Bank has reserved 115 million ordinary shares to accommodate such conversion right. On April 5, 2000, the shareholders passed a resolution for the Bank to allocate 35 million ordinary shares, to be reserved additionally to accommodate such conversion right. (see Note 4.19)

According to the ICAAT's interpretation of accounting standard No.3 on the issue of compound financial instruments by financial institutions, (see Note 3.18) in summary, the First Group of securities should be separated into 3 parts : 1) liabilities 2) premium on preferred shares and 3) preferred shares. However, since the amount categorized as premium on preferred share (Baht 15.2 million) is not material, it was included as liabilities in the balance sheets. As at June 30, 2003 and December 31, 2002, the presentation of the First Group of securities is as follows :

Subordinated bonds cum preferred shares	Baht	34,496,550,000
Preferred shares	Baht	3,450,000

Had the Bank accounted for the First Group of Securities in accordance with the shareholder's resolution, which was approved by the BOT and registered with the Department of Commercial Registration on April 16, 1999, the presentation in the balance sheets as at June 30, 2003 and December 31, 2002, would be as follows :

Preferred shares	Baht	3,450,000
Premium on preferred shares	Baht	34,496,550,000

4.19 Share capital

On April 5, 2000, the shareholders passed a resolution for the Bank to decrease its registered capital from Baht 20,000 million to Baht 19,983.5 million and to increase its registered capital from Baht 19,983.5 million to Baht 40,000 million by issuing 2,000 million of ordinary shares, 655,000 of Class A preferred shares and one million of Class B preferred shares. The Bank registered the decrease and increase in capital with the Department of Commercial Registration on May 25, 2000 and May 29, 2000, respectively. The shareholders have resolved to allocate the new shares as follows :

- 1,551,504,306 ordinary shares, to be offered and sold to general public, including the existing shareholders and the beneficial owners of the shares held by the custodian or by any other similar arrangements. The Bank may issue and offer these ordinary shares for sale in foreign and/or domestic markets in whole amount or in lots.

- 56,495,694 ordinary shares, to be reserved additionally for the exercise of the subordinated convertible bonds and convertible bonds, which had already been issued. (see Notes 4.14, 4.15, and 4.18)

- 292 million ordinary shares, to be reserved additionally for the exercise of the subordinated convertible bonds and/or convertible bonds, which remain unissued. (see Note 4.16)

- 100 million ordinary shares, to be reserved additionally for the exercise of right of the warrants, which remain unissued. (see Note 4.20)

- 655,000 Class A preferred shares to be offered and sold in foreign and/or domestic markets, which may be sold with the subordinated bonds to investors in foreign and/or domestic markets.

- One million Class B preferred shares to be offered and sold in foreign and/or domestic markets, which may be sold with the subordinated bonds and/or unsubordinated bonds and/or subordinated convertible bonds and/or convertible bonds to investors in foreign and/or domestic markets.

Capital fund as at June 30, 2003 and December 31, 2002 are as follows :

(Million Baht

		June 30, 2003		December 31, 2002
Tier 1 capital				
Issued and paid-up share capital and premium on share capital		98,906.7		98,906.7
Legal reserve		11,544.8		11,544.8
Other reserve		63,266.9		63,266.9
Net income (loss) after appropriation		(112,617.3)		(116,113.7)
		61,101.1		57,604.7
Tier 2 capital				
Unrealized increment per land appraisal		6,870.7		6,871.5
Unrealized increment per premises appraisal		2,570.8		2,736.0
Provision for normal assets		2,641.7		2,949.5
Unrealized gain (net) on equity security revaluation-available for sale		967.6		-
Long-term subordinated debt instruments				
Subordinated convertible bonds	1,824.4		2,748.0	
Unsecured subordinated notes	18,031.5	19,855.9	19,380.0	22,128.0
Less Debt instrument in excess of 50% of tier 1 capital		-		-
		32,906.7		34,685.0
Total		94,007.8		92,289.7

The Bank of Thailand regulation requires that banks registered in Thailand maintain a ratio of capital fund to assets and contingencies of not less than 8.5% and that tier 1 capital must not be less than 4.25% of such assets and contingencies.

As at June 30, 2003 and December 31, 2002, capital adequacy ratios maintained by the Bank in accordance with the notification of the BOT are as follows :

	Percentage	
	June 30, 2003	December 31, 2002
Total capital	11.6	11.5
Tier 1 capital	7.6	7.2
Tier 2 capital	4.0	4.3

4.20 Warrants

On April 5, 2000, the shareholders passed a resolution to cancel 100 million units of warrants with a maturity of not exceeding 5 years, which was approved by the shareholders on March 18, 1999, and remain unissued. The shareholders passed a resolution for the Bank to issue up to 200 million units of warrants with a maturity of not exceeding 10 years, to be offered and sold in foreign and/or domestic markets. The shareholders also approved to allocate 100 million ordinary shares, to be reserved additionally with 100 million ordinary

shares which remain unexercised, totaling 200 million ordinary shares, to accommodate the exercise right of the warrant holders. (see Note 4.19)

4.21 The establishment of Special Purpose Vehicle to issue capital securities

On April 21, 1998, the shareholders passed a resolution for the Bank to establish Special Purpose Vehicle (SPV) to issue capital securities in the amount not exceeding US$ 1,000 million or its equivalent in other currencies, to be offered in private placement and/or to institutional investors in accordance with the rules and guidelines of the Securities and Exchange Commission. The Bank may issue capital securities in whole amount or in lots. The Board of Directors was authorized to proceed with the establishment of the SPV.

Such capital securities may be perpetual, non-cumulative, and redeemable by the SPV or may be guaranteed by the Bank. The terms and conditions in the offering of the capital securities may state that upon specific conditions, the Bank must or may issue other securities in exchange for the capital securities.

Upon the issuance of capital securities by the SPV, the Bank may issue securities which may be subordinated; secured; convertible into ordinary shares or other securities of the Bank; or any other securities in the amount not exceeding US$ 1,100 million or its equivalent in other currencies to the SPV. The Board of Directors has been authorized to proceed with the issuance of the capital securities by the SPV and those securities that the Bank may have to issue to the SPV. The terms and conditions of the offering of the capital securities by the SPV may include dividend payment or other kind of payment as determined by the Board of Directors and such payment may be related to payment of dividend or other payment on other securities of the Bank.

On March 18, 1999, the shareholders passed a resolution for the Bank to establish or to invest in a subsidiary or SPV for the purpose of raising fund of the Bank, by issuing preferred shares and/or bonds to the subsidiary or SPV, or the Bank may issue the preferred shares and/or bonds to a mutual fund or a juristic entity that is established for investing mainly in the Bank's preferred shares and/or bonds; and the Bank is authorized to enter into trust agreement or Master Investment Agreement between the Bank and the subsidiary or SPV or mutual fund or any other juristic entity.

4.22 Statutory reserve and other reserve

4.22.1 Under the Public Limited Companies Act, the Bank is required to allocate to a reserve fund at least 5% of its net profit after accumulated losses brought forward (if any) until the reserve fund is not less than 10% of the registered capital. However, the Bank's Articles of Association require that the Bank shall allocate to the reserve fund until the reserve fund reaches an amount of not less than 25% of the registered capital. The Bank has fully complied with such reserve requirements.

4.22.2 The Bank appropriated annual profit as other reserve, which is treated as general reserve with no specific purpose.

4.23 Commitments

As at June 30, 2003 and December 31, 2002, the Bank had commitments as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2003			December 31, 2002		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	1,964.8	1,479.7	3,444.5	1,738.6	1,258.7	2,997.3
Guarantees of loans	2,952.9	17,564.5	20,517.4	440.1	17,526.9	17,967.0
Other guarantees	46,313.7	10,193.3	56,507.0	44,918.6	13,700.8	58,619.4
Customers' liabilities under unmatured bills issued under letters of credit	629.1	8,847.5	9,476.6	581.6	8,339.2	8,920.8
Letters of credit	691.3	25,023.2	25,714.5	709.6	25,434.3	26,143.9
Forward foreign exchange contracts						
Bought	14,532.1	106,394.7	120,926.8	15,303.9	80,021.4	95,325.3
Sold	4,543.9	239,834.4	244,378.3	6,368.8	197,978.8	204,347.6
Currency swaps	6,243.1	11,582.2	17,825.3	7,622.1	13,766.6	21,388.7
Interest rate swaps	-	18,944.7	18,944.7	-	23,531.8	23,531.8
Amount of unused bank overdraft	113,839.3	3,742.6	117,581.9	110,681.1	4,654.6	115,335.7
Others	491.9	13,324.9	13,816.8	1,526.9	2,097.2	3,624.1
Total	192,202.1	456,931.7	649,133.8	189,891.3	388,310.3	578,201.6

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2003			December 31, 2002		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	1,930.2	1,479.7	3,409.9	1,665.1	1,258.7	2,923.8
Guarantees of loans	2,952.9	17,564.5	20,517.4	440.1	17,526.9	17,967.0
Other guarantees	46,283.4	9,627.8	55,911.2	44,910.5	13,162.0	58,072.5
Customers' liabilities under unmatured bills issued under letters of credit	629.1	8,674.2	9,303.3	581.6	8,243.2	8,824.8
Letters of credit	691.1	24,558.4	25,249.5	709.6	25,223.4	25,933.0
Forward foreign exchange contracts						
Bought	14,698.9	113,907.3	128,606.2	15,303.9	86,253.9	101,557.8
Sold	12,145.7	240,100.8	252,246.5	12,564.4	197,990.2	210,554.6
Currency swaps	7,437.7	12,743.4	20,181.1	9,873.5	15,959.1	25,832.6
Interest rate swaps	-	18,944.7	18,944.7	-	24,413.4	24,413.4
Amount of unused bank overdraft	113,839.3	2,947.8	116,787.1	110,681.1	3,905.0	114,586.1
Others	491.9	13,324.7	13,816.6	1,526.9	1,664.8	3,191.7
Total	201,100.2	463,873.3	664,973.5	198,256.7	395,600.6	593,857.3

4.24 Properties used as collateral

Government and State enterprises securities having face value of Baht 92,233.4 million and Baht 94,673.0 million as at June 30, 2003 and December 31, 2002, respectively, are deposited as cover for commitments with government agencies, the BOT and for securities sold under repurchase agreements in favour of the BOT.

4.25 Litigation

As at June 30, 2003 and December 31, 2002, there has been a number of civil proceedings brought against the Bank in the ordinary course of business. The Bank believes that such proceedings when resolved will not materially affect the Bank's financial position and result of operation.

4.26 Related party transactions

As at June 30, 2003 and December 31, 2002, related parties of the Bank consisted of the Bank's executives, at the departmental manager level and higher including close family members of executive vice president level and higher; those entities in which the Bank, or the Bank's directors, or executives at the departmental manager level and higher, or close family members of executive vice president level and higher together had 10% or more combined beneficial ownership; and those entities of which the Bank's directors, or executives at executive vice president level and higher, or close family members of these individuals, held directorship position; and those related companies as indicated in the BOT's report.

As at June 30, 2003 and December 31, 2002, the Bank had significant loans and commitments to related parties, as follows :

(Million Baht)

	JUNE 30, 2003		
	CONSOLIDATED FINANCIAL STATEMENTS	**THE BANK'S FINANCIAL STATEMENTS**	**MATURITIES**
Related restructured debtors			
Loans			
Ending balance	74,030.0	74,030.0	April 11, 1997 - December 30, 2020
Average month end balance	75,094.8	75,094.8	
Commitments			
Ending balance	6,251.0	6,251.0	June 4, 2003 - May 12, 2018
Average month end balance	6,872.2	6,872.2	
Other related parties			
Loans			
Ending balance	8,898.7	8,898.7	November 4, 1993 - May 28, 2018
Average month end balance	8,733.3	8,733.3	
Commitments			
Ending balance	2,098.6	2,099.1	June 7, 2003 - October 8, 2020

(Million Baht)

	DECEMBER 31, 2002		
	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	76,612.8	76,612.8	April 11, 1997 - December 31, 2016
Average month end balance	72,666.9	72,666.9	
Commitments			
Ending balance	7,458.2	7,458.2	December 15, 2002 - May 12, 2018
Average month end balance	7,151.3	7,151.3	
Other related parties			
Loans			
Ending balance	9,325.6	9,325.6	May 23, 1999 - May 28, 2018
Average month end balance	8,187.0	8,187.0	
Commitments			
Ending balance	1,843.3	1,843.3	December 31, 2002 - October 8, 2020
Average month end balance	1,587.7	1,591.1	

For the half year ended June 30, 2003, the Bank charged interests between 1.0% to 14.0.% on loans to these related parties, which are classified into interest rate charged on restructured loans between 1.0% to 10.0%, on money market loans were between 1.875.% to 2.78%, on default loans at 14.0%, and on other loans between 1.5% to 9.75%. Determination of interest rates was dependent on the type of loans and collateral.

For the year ended December 31, 2002, the Bank charged interests between 1.0% to 14.0% on loans to these related parties, which are classified into interest rate charged on restructured loans between 1.0% to 10.5%, on money market loans between 2.062% to 2.937%, on default loans were at 14.0%, and on other loans between 3.0% to 10.5%. Determination of interest rates was dependent on the type of loans and collateral.

As at June 30, 2003 and December 31, 2002, the Bank had allowance for doubtful accounts of loans to related parties amounting to Baht 5,901.1 million and Baht 2,025.4 million, respectively.

The Bank follows the BOT guidelines in estimating the minimum allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and Bank's financial statements, investments between the Bank and the subsidiaries and associated companies as at June 30, 2003 and December 31, 2002 are shown in Note 4.4.2.

In the consolidated financial statements, loans to and commitments between the Bank and associated companies, and in the Bank's financial statements, loans to and commitments between the Bank and subsidiaries and associated companies, consisted of the following as at June 30, 2003 and December 31, 2002, :

LOANS

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Associated companies				
BSL Leasing Co., Ltd.	789.0	565.0	789.0	565.0
PT BBL Danatama Finance TBK*	-	132.2	-	132.2
Thai Filament Finishing Co., Ltd.	168.4	183.9	168.4	183.9
Thai Polymer Textile Co., Ltd.	1,518.1	1,496.8	1,518.1	1,496.8
Thai Taffeta Textile Co., Ltd.	127.6	137.6	127.6	137.6

COMMITMENTS

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Subsidiary companies				
Bangkok Bank Berhad	-	-	0.5	-
BBL Asset Management Co., Ltd.	-	-	0.0	0.0
Associated companies				
Asia Credit Public Co., Ltd.	1.3	1.4	1.3	1.4
BSL Leasing Co., Ltd.	81.1	80.4	81.1	80.4
Thai Filament Finishing Co., Ltd.	13.6	12.0	13.6	12.0
Thai Polymer Textile Co., Ltd.	49.7	77.3	49.7	77.3
Thai Taffeta Textile Co., Ltd.	6.4	6.4	6.4	6.4

In the consolidated and the Bank's financial statements, loans to and commitments between the Bank and related companies, in which the Bank has between 10% to 20% shareholding through normal investment consisted mainly of the following as at June 30, 2003 and December 31, 2002 :

LOANS

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Bangkok Central Leasing Co., Ltd.	400.7	278.0	400.7	278.0
Bangkok Polyethylene Co., Ltd.	1,662.4	1,696.1	1,662.4	1,696.1
Bangkok UFJ Co., Ltd.	-	1,341.0	-	1,341.0
Toyota Leasing (Thailand) Co., Ltd.	290.0	200.0	290.0	200.0

COMMITMENTS

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Asia Lamp Industry Co., Ltd.	2.7	4.2	2.7	4.2
Bangkok Central Leasing Co., Ltd.	161.9	53.1	161.9	53.1
Bangkok Polyethylene Co., Ltd.	276.0	266.2	276.0	266.2
Thana Thep Printing Co., Ltd.	0.3	0.8	0.3	0.8
Toyota Leasing (Thailand) Co., Ltd.	0.4	0.4	0.4	0.4

As at June 30, 2003 and December 31, 2002, the Bank had placement with BBL (Cayman) Limited, the Bank's subsidiary, amounting to Baht 11,165.0 million and Baht 9,768.0 million, respectively.

As at June 30, 2003, the Bank had borrowings from BBL (Cayman) Limited, the Bank's subsidiary, amounting to Baht 1,030.2 million.

As at June 30, 2003 and December 31, 2002, the Bank had deposits from related parties as follows :

(Million Baht)

	June 30, 2003	December 31, 2002
Subsidiaries		
BBL (Cayman) Limited	6.9	2,753.9
Bangkok Bank Berhad	43.0	25.4
Sinnsuptawee Assets Management Co., Ltd.	185.1	26.6
Bualuang Finance Co., Ltd.	49.5	38.9
BBL Asset Management Co., Ltd.	3.6	2.0
Associated companies		
BSL Leasing Co., Ltd.	19.7	0.0
PT BBL Danatama Finance TBK*	-	51.7
WTA (Thailand) Co., Ltd.	0.0	0.0
Processing Center Co., Ltd.	173.7	178.3
Asia Credit Public Co., Ltd.	19.9	15.1
Thai Filament Finishing Co., Ltd.	0.4	0.4
Thai Polymer Textile Co., Ltd.	0.2	0.3
Thai Taffeta Textile Co., Ltd.	70.8	15.4
Other related parties	17,204.9	10,114.4

As at June 30, 2003 and December 31, 2002, the Bank had placement with, loans to, commitments to, deposits from and borrowings from related parties, changing are as follows :

(Million Baht)

	June 30, 2003	December 31, 2002	Change
PLACEMENT			
Subsidiaries	11,165.0	9,768.0	1,397.0
LOANS			
Associated companies	2,603.2	2,515.5	87.7
Related restructured debtors*	72,215.8	74,794.5	(2,578.7)
Other related parties*	8,109.7	8,628.4	(518.7)
Total	82,928.7	85,938.4	(3,009.7)
COMMITMENTS			
Subsidiaries	0.5	-	0.5
Associated companies	152.1	177.5	(25.4)
Related restructured debtors*	6,181.3	7,362.5	(1,181.2)
Other related parties*	2,016.2	1,761.5	254.7
Total	8,350.1	9,301.5	(951.4)
DEPOSITS			
Subsidiaries	288.1	2,846.8	(2,558.7)
Associated companies	284.8	261.2	23.6
Other related parties**	17,204.9	10,114.4	7,090.5
Total	17,777.8	13,222.4	4,555.4
BORROWING			
Subsidiaries	1,030.2	-	1,030.2

Significant accounting transactions between the Bank and subsidiaries, associated companies and other related parties were transacted under normal business practices. The price, interest rates, commission charges, terms and conditions are considered to be at arms length. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

*

As at June 30, 2003 and December 31, 2002, material accrued income and expenses between the Bank and related parties are as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Subsidiaries				
Interest receivable	-	-	244.8	634.7
Interest payable	-	-	0.0	5.7
Associated companies				
Interest receivable	6.3	1.9	6.3	1.9
Interest payable	16.0	0.1	16.0	0.1
Other related parties				
Interest receivable	180.5	88.3	180.5	88.3
Interest payable	4.5	8.0	4.5	8.0

For the half years ended June 30, 2003 and 2002, material income and expenses between the Bank and related parties are as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED		THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED	
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Subsidiaries				
Interest and discount received	-	-	388.2	381.9
Fees and service income	-	-	18.9	22.1
Other income	-	-	1.0	0.5
Interest paid	-	-	58.5	55.3
Other expenses	-	-	0.0	0.0
Associated companies				
Interest and discount received	45.5	45.6	45.5	45.6
Fees and service income	2.2	3.8	2.2	3.8
Other income	0.0	0.1	0.0	0.1
Dividend income	4.2	21.0	4.2	21.0
Interest paid	0.5	1.2	0.5	1.2
Other expenses	32.1	28.1	32.1	28.1
Other related parties				
Interest and discount received	1,608.8	2,111.5	1,608.8	2,111.5
Fees and service income	23.4	35.1	23.4	35.1
Interest paid	24.9	40.1	24.9	40.1
Other expenses	169.7	99.4	169.7	99.4

For the year ended December 31, 2002 and for the half year ended June 30, 2002, the Bank sold properties foreclosed to Sinnsuptawee Asset Management Co., Ltd. amounting to Baht 24.4 million for Baht 16.1 million, which were its fair value. However, since the Bank had previously set aside allowance for impairment of properties foreclosed amounting to Baht 8.3 million, there was no gain or loss to the Bank from these sale transactions. For the half year ended June 30, 2003, the Bank had no above transactions.

Disclosure of the statements of cash flows of Sinnsuptawee Asset Management Co., Ltd.

In accordance with the BOT's letter number THOR POR TOR. SOR NOR SOR. (01) WOR. 3258/2543 relating to the operation regulation of the Asset Management Company (AMC), dated November 27, 2000, required the Bank to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Sinnsuptawee Asset Management Co., Ltd. are as follows :

SINNSUPTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE HALF YEARS ENDED JUNE 30,
"UNAUDITED – REVIEWED"

(Million Baht)

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	1.0	(46.3)
Items to reconcile net income (loss) to net cash flows from operations		
Depreciation	0.3	0.3
Loss on impairment of properties foreclosed	6.1	46.4
Income from operations before changes in operating assets and liabilities		
Operating assets (increase) decrease	7.4	0.4
Deposit at financial institution	-	(215.0)
Penalty debtor	(0.2)	-
Properties foreclosed	157.5	29.6
Income tax recoverable	0.0	0.1
Prepaid expenses	0.0	0.0
Accounts receivable	(10.0)	-
Deposits	0.0	(0.0)
Other assets	0.7	(1.7)
Operating liabilities increase (decrease)		
Accounts payable	-	0.0
Accrued expenses	1.6	(0.0)
Deposits	1.5	3.6
Deferred rental	(0.0)	0.5
Deposit for properties foreclosed rental	0.2	-
Other liabilities	0.0	0.0
Net cash provided (used) by operating activities	158.7	(182.5)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of premise and equipment	(0.0)	(0.1)
Net cash provided (used) by investing activities	(0.0)	(0.1)
Net increase (decrease) in cash	158.7	(182.6)
Cash and cash equivalent items as at January 1,	26.4	244.7

4.27 Other benefits to directors and executives

The Bank has not extended extraordinary monetary and/or non-monetary benefits to the directors and executives from the level and inclusive of department manager upwards, except for ordinary benefit to the directors and executives.

4.28 Income Tax

For the half years ended June 30, 2003 and 2002, the consolidated financial statements presented income tax amounting to Baht 5.9 million and Baht 4.1 million, respectively, which is the income tax of its subsidiaries.

For the half years ended June 30, 2003 and 2002, the Bank's financial statements presented net income but no income tax expenses as the Bank has losses carried forward being taxable expenses.

4.29 Long-term leases

Long-term leases consisted of the following as at June 30, 2003 and December 31, 2002 :

(Million Baht)

		REMAINING RENTAL EXPENSES			
		CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
Type of lease	**Period**	**June 30, 2003**	**December 31, 2002**	**June 30, 2003**	**December 31, 2002**
Land and/or premises	2002 - 2007	153.1	147.6	136.6	147.6
Land and/or premises	2008 - 2017	122.7	121.6	122.7	121.6
Land and/or premises	2018 - 2026	13.1	13.1	13.1	13.1
Total		288.9	282.3	272.4	282.3

4.30 The financial position and the results of operation by domestic and foreign operations

4.30.1 The financial position at June 30, 2003 and December 31, 2002 :

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2003			December 31, 2002		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
ASSETS						
Total assets	1,085,746.3	198,593.8	1,284,340.1	1,038,695.3	212,260.4	1,250,955.7
Interbank and money market items	14,556.7	92,968.4	107,525.1	16,282.3	114,356.5	130,638.8
Loans	767,416.5	78,433.3	845,849.8	757,117.2	80,736.7	837,853.9
Investments	309,846.2	28,622.8	338,469.0	300,721.3	22,572.1	323,293.4
LIABILITIES						
Deposits	1,009,901.3	87,089.7	1,096,991.0	982,676.7	88,017.7	1,070,694.4
Interbank and money market items	8,434.3	14,090.5	22,524.8	5,824.0	15,478.8	21,302.8
Borrowings	12,765.0	31,371.1	44,136.1	12,765.0	31,520.0	44,285.0
Subordinated bonds cum preferred shares	34,496.6	-	34,496.6	34,496.6	-	34,496.6
CONTINGENCIES	473,446.2	175,687.6	649,133.8	423,355.1	154,846.5	578,201.6

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS

	June 30, 2003			December 31, 2002		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
ASSETS						
Total assets	1,082,628.5	193,355.8	1,275,984.3	1,036,296.5	208,802.0	1,245,098.5
Interbank and money market items	13,979.8	102,845.7	116,825.5	15,692.0	124,016.4	139,708.4
Loans	764,924.0	73,724.6	838,648.6	755,063.1	75,559.3	830,622.4
Investments	312,660.4	18,338.2	330,998.6	303,510.1	14,651.5	318,161.6
LIABILITIES						
Deposits	1,007,824.2	80,967.5	1,088,791.7	980,657.6	82,007.1	1,062,664.7
Interbank and money market items	8,377.9	15,082.8	23,460.7	5,876.8	18,119.7	23,996.5
Borrowings	12,765.0	31,371.1	44,136.1	12,765.0	31,520.0	44,285.0
Subordinated bonds cum preferred shares	34,496.6	-	34,496.6	34,496.6	-	34,496.6
CONTINGENCIES	473,381.3	191,592.2	664,973.5	423,273.5	170,583.8	593,857.3

4.30.2 The results of operations for the quarters and the half years ended June 30, 2003 and 2002 :

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JUNE 30, 2003
(UNAUDITED - REVIEWED)

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	10,708.7	2,275.8	(1,278.1)	11,706.4
Interest expenses	(5,653.3)	(1,884.8)	1,278.1	(6,260.0)
Net interest income	5,055.4	391.0	-	5,446.4
Non-interest income	4,908.3	684.2	29.3	5,621.8
Non-interest expenses	(7,452.5)	(872.2)	3.8	(8,320.9)
Income (loss) before income tax	2,511.2	203.0	33.1	2,747.3

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JUNE 30, 2002
(UNAUDITED - REVIEWED)

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	11,804.3	2,958.8	(1,782.7)	12,980.4
Interest expenses	(6,879.0)	(2,503.5)	1,782.7	(7,599.8)
Net interest income	4,925.3	455.3	-	5,380.6
Non-interest income	3,273.0	632.7	11.7	3,917.4
Non-interest expenses	(6,671.9)	(1,080.2)	3.9	(7,748.2)
Income (loss) before income tax	1,526.4	7.8	15.6	1,549.8

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED JUNE 30, 2003

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	22,887.6	4,701.6	(2,619.3)	24,969.9
Interest expenses	(11,730.0)	(3,902.5)	2,619.3	(13,013.2)
Net interest income	11,157.6	799.1	-	11,956.7
Non-interest income	8,468.6	1,223.9	26.5	9,719.0
Non-interest expenses	(15,368.5)	(1,661.9)	8.8	(17,021.6)
Income (loss) before income tax	4,257.7	361.1	35.3	4,654.1

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED JUNE 30, 2002

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	23,974.4	6,198.7	(3,910.1)	26,263.0
Interest expenses	(14,128.8)	(5,307.8)	3,910.1	(15,526.5)
Net interest income	9,845.6	890.9	-	10,736.5
Non-interest income	6,217.7	1,210.4	(6.0)	7,422.1
Non-interest expenses	(13,240.7)	(1,813.2)	9.3	(15,044.6)
Income (loss) before income tax	2,822.6	288.1	3.3	3,114.0

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JUNE 30, 2003
(UNAUDITED - REVIEWED)

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	10,656.7	2,080.8	(1,033.8)	11,703.7
Interest expenses	(5,637.2)	(1,649.5)	1,033.8	(6,252.9)
Net interest income	5,019.5	431.3	-	5,450.8
Non-interest income	4,771.8	640.4	(3.8)	5,408.4
Non-interest expenses	(7,292.6)	(835.6)	3.8	(8,124.4)
Income (loss) before income tax	2,498.7	236.1	-	2,734.8

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
FOR THE QUARTER YEAR ENDED JUNE 30, 2002
(UNAUDITED - REVIEWED)

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	11,771.7	2,705.6	(1,569.1)	12,908.2
Interest expenses	(6,860.5)	(2,267.2)	1,569.1	(7,558.6)
Net interest income	4,911.2	438.4	-	5,349.6
Non-interest income	3,093.6	640.3	(3.9)	3,730.0
Non-interest expenses	(6,480.1)	(1,055.3)	3.9	(7,531.5)
Income (loss) before income tax	1,524.7	23.4	-	1,548.1

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2003			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	22,792.7	4,272.6	(2,179.6)	24,885.7
Interest expenses	(11,697.0)	(3,428.3)	2,179.6	(12,945.7)
Net interest income	11,095.7	844.3	-	11,940.0
Non-interest income	8,255.1	1,148.1	(8.8)	9,394.4
Non-interest expenses	(15,101.8)	(1,596.0)	8.8	(16,689.0)
Income (loss) before income tax	4,249.0	396.4	-	4,645.4

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2002			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	23,911.7	5,687.2	(3,473.0)	26,125.9
Interest expenses	(14,091.1)	(4,829.0)	3,473.0	(15,447.1)
Net interest income	9,820.6	858.2	-	10,678.8
Non-interest income	5,918.7	1,204.7	(9.3)	7,114.1
Non-interest expenses	(12,929.6)	(1,771.6)	9.3	(14,691.9)
Income (loss) before income tax	2,809.7	291.3	-	3,101.0

The basis for the determination of income and expenses charge between the branches and head office, and between the branches is established by the head office, which is closed to the funding cost.

4.31 Disclosure of financial instruments

A financial instruments is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise at the same time.

4.31.1 Interest rate risk

Interest rate risk in the financial statements arises from the potential change in interest rates which may have an adverse effect on the net interest earnings of the Bank in the current reporting period, and in future years. Interest rate risk arises from the structure and characteristics of the Bank's assets, liabilities and equity, and in the mismatch in repricing dates of its assets and liabilities.

The Bank uses various derivative transactions to manage its assets and liabilities position in order to manage interest rate exposure.

The following table presents the Bank's on-balance-sheet financial assets and financial liabilities repricing profile, period to earlier of contractual repricing date or maturity, as at June 30, 2003 and December 31, 2002 :

(Million Baht)

	JUNE 30, 2003							
	Call to 1 Month	1 - 3 Months	3 - 12 Months	1 - 5 Years	Over 5 Years	No Interest	Non - accrual Loans	Total
Financial Assets								
Interbank and money market items*	45,011.9	20,015.0	29,892.6	1,000.0	-	21,059.2**	-	116,978.7
Investment in securities and securities purchased under resale agreement	47,020.9	16,054.5	50,764.2	99,581.0	133,120.5	25,457.4	-	371,998.5
Loans	436,124.4	48,758.9	46,051.5	56,124.9	86,944.4	-	164,644.5	838,648.6
Financial Liabilities								
Deposits	605,490.1	320,424.8	106,808.4	15,793.0	2.0	40,273.4	-	1,088,791.7
Interbank and money market items and securities sold under repurchase agreement	8,116.9	5,818.1	3,678.5	-	-	5,847.2	-	23,460.7
Liabilities payable on demand	-	-	-	-	-	3,883.1	-	3,883.1
Borrowings	1,265.0	-	12,114.0	18,789.7	11,967.4	-	-	44,136.1

*

** Excluding allowance for doubtful accounts amounting to Baht 153.2 million.

(Million Baht)

	DECEMBER 31, 2002							
	Call to 1 Month	1 - 3 Months	3 - 12 Months	1 - 5 Years	Over 5 Years	No Interest	Non - accrual Loans	Total
Financial Assets								
Interbank and money market items*	55,272.7	30,629.2	30,526.2	10,784.4	-	12,658.6**	-	139,871.1
Investment in securities and securities purchased under resale agreement	24,604.5	21,217.6	27,016.0	119,200.5	106,263.1	25,859.9	-	324,161.6
Loans	408,990.2	52,503.7	57,904.0	87,755.9	74,048.1		149,420.5	830,622.4
Financial Liabilities								
Deposits	584,622.5	333,445.6	93,692.2	16,646.6	0.8	34,257.0	-	1,062,664.7
Interbank and money market items and securities sold under repurchase agreement	13,152.5	4,650.4	3,341.5	5.8	-	2,846.3	-	23,996.5
Liabilities payable on demand	-	-	-	-	-	3,549.5	-	3,549.5
Borrowings	1,265.0	-	2,166.4	28,370.4	12,483.2	-	-	44,285.0

Most of the Bank's financial assets pay interest at floating rates such as Minimum Lending Rate (MLR), Minimum Overdraft Rate (MOR) and Minimum Retail Rate (MRR).

Basic information concerning fixed versus floating rate of domestic loans as at June 30, 2003 and December 31, 2002 are as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Fixed interest rate	185,561.9	203,504.2	185,189.5	203,504.2
Floating interest rate	581,854.7	551,558.8	579,734.6	551,558.8
Total	767,416.6	755,063.0	764,924.1	755,063.0

4.31.2 The Bank follows the prudent asset and liability management policy in managing its foreign currencies. Specifically, the Bank funds its foreign currency assets by using the same currency offshore borrowings. In the event that the assets are funded by borrowings in other currencies, the Bank will use currency swaps so that the exchange risks can be properly hedged. Under this policy, the Bank strictly complies with the BOT's rules and regulations.

* Excluding allowance for doubtful accounts amounting to Baht 162.7 million.

4.31.3 Concentration of credit risk

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to the Bank. The Bank has established the credit policy of evaluating creditworthiness of its customers and requesting for sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults.

In the case of recognized financial assets, the carrying amount of the assets recorded in the balance sheets, net of any applicable provision for loss, represents the Bank's maximum exposure to credit risk.

With respect to significant geographical concentration of credit risk, since a vast majority of the Bank's businesses are conducted domestically, no additional disclosure as to concentration of credit risk from recognized financial assets is necessary.

Credit risk also arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract with the Bank when settlement becomes due. For the forward foreign exchange contracts, approximately three-fifth of the total exposure as at June 30, 2003 and half of the total exposure as at December 31, 2002, were to domestic banks and banks in OECD countries while the rest was to banks in non OECD countries or customers from transactions undertaken to meet their risk management needs. Average tenor for forward foreign exchange contracts as at June 30, 2003 and December 31, 2002, were six months, almost all contracts was under one year tenor. For the currency swaps and interest rate swaps, almost all exposure as at June 30, 2003 and December 31, 2002, were to financial institutions.

The following table shows the credit risk of the Bank's derivative financial instruments as at June 30, 2003 and December 31, 2002 :

		(Million Baht)
	June 30, 2003	**December 31, 2002**
Forward foreign exchange contracts	2,849.0	610.8
Currency swaps	1,749.1	1,950.5
Interest rate swaps	812.1	909.4
Total	5,410.2	3,470.7

4.31.4 Earning financial assets and interest-bearing financial liabilities

The following table presents the Bank's average balance of earning financial assets and interest-bearing financial liabilities, interest income/expense and dividend income and average interest and dividend rates for the half years ended June 30, 2003 and 2002 :

(Million Baht)

	FOR THE HALF YEAR ENDED JUNE 30, 2003		
	Average Balance	Interest Income / Expense and Dividend Income	Average Rate (%) Per Annum
Earning Financial Assets			
Interbank and money market items and securities purchased under resale agreement	160,599.0	2,140.0	2.7%
Investments, net	317,036.0	6,028.9	3.8%
Loans	832,274.1	16,716.8	4.0%
Total	1,309,909.1	24,885.7	
Interest-bearing Financial Liabilities			
Deposits	1,072,394.5	7,697.5	1.4%
Interbank and money market items	22,084.4	211.9	1.9%
Long-term borrowings and subordinated bonds cum preferred shares	78,318.6	5,036.3	12.9%
Total	1,172,797.5	12,945.7	

(Million Baht)

	FOR THE HALF YEAR ENDED JUNE 30, 2002		
	Average Balance	Interest Income / Expense and Dividend Income	Average Rate (%) Per Annum
Earning Financial Assets			
Interbank and money market items and securities purchased under resale agreement	244,747.1	3,226.5	2.6%
Investments, net	273,293.7	5,847.3	4.3%
Loans	722,294.6	17,052.1	4.7%
Total	1,240,335.4	26,125.9	
Interest-bearing Financial Liabilities			
Deposits	1,080,131.8	10,127.8	1.9%
Interbank and money market items	28,209.3	375.3	2.7%
Long-term borrowings and subordinated bonds cum preferred shares	77,711.2	4,943.9	12.7%

4.31.5 Maturity profile of assets and liabilities

The following table presents the Bank's maturity profile of on-balance-sheet financial assets and financial liabilities as at June 30, 2003 and December 31, 2002 :

(Million Baht)

	JUNE 30, 2003					
	Up to 1 Year	**1 to 5 Years**	**Over 5 Years**	**No Maturity**	**Non - accrual Loans**	**Total**
Interbank and money market items*	115,358.0	1,620.7	-	-	-	116,978.7
Investments and securities purchased under resale agreement	107,482.6	105,753.2	133,305.3	25,457.4	-	371,998.5
Loans**	369,719.6	205,530.5	98,754.0	-	164,644.5	838,648.6
Deposits	1,072,996.7	15,793.0	2.0	-	-	1,088,791.7
Interbank and money market items and securities sold under repurchase agreement	22,408.3	1,052.4	-	-	-	23,460.7
Liabilities payable on demand	3,883.1	-	-	-	-	3,883.1
Borrowings	13,379.0	18,789.7	11,967.4	-	-	44,136.1
Subordinated bonds cum preferred shares	-	-	-	34,496.6	-	34,496.6

(Million Baht)

	DECEMBER 31, 2002					
	Up to 1 Year	**1 to 5 Years**	**Over 5 Years**	**No Maturity**	**Non - accrual Loans**	**Total**
Interbank and money market items***	128,447.1	11,424.0	-	-	-	139,871.1
Investments and securities purchased under resale agreement	64,678.9	127,120.0	106,502.8	25,859.9	-	324,161.6
Loans**	367,032.2	205,654.6	108,515.1	-	149,420.5	830,622.4
Deposits	1,046,017.3	16,646.6	0.8	-	-	1,062,664.7
Interbank and money market items and securities sold under repurchase agreement	21,113.0	2,883.5	-	-	-	23,996.5
Liabilities payable on demand	3,549.5	-	-	-	-	3,549.5
Borrowings	3,431.4	28,370.4	12,483.2	-	-	44,285.0
Subordinated bonds cum preferred shares	-	-	-	34,496.6	-	34,496.6

4.31.6 Derivative financial instruments

The Bank uses derivative financial instruments to hedge its balance sheets, to serve the needs of its customers, and for trading purposes. Derivatives used include currency swaps, interest rate swaps, and forward foreign exchange contracts. The contract or notional amounts of these instruments reflect the extent of the Bank's

* Excluding allowance for doubtful amounting to Baht 153.2 million.

** [illegible]

involvement in particular classes of financial instruments but the amounts potentially subject to credit risk are much smaller.

Forward foreign exchange contracts

Forward foreign exchange contracts are contracts that effectively fix a future foreign exchange rate. The contract provides that, at a predetermined future date, a cash delivery will be made between the parties at a specified contracted rate. The Bank uses forward foreign exchange contracts as part of its asset/liability management and to satisfy the customers' foreign exchange risk management needs.

Interest rate and currency swaps

Interest rate swaps are contracts which involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Currency swaps are contracts which involve the exchange of interest in two different currencies, the majority of the contracts also involve the exchange of underlying principal amounts in two different currencies. Though the Bank uses swaps mainly as part of its asset/liability management, the Bank also acts as an intermediary in arranging swap transactions for customers. The Bank typically becomes a principal in the exchange of payments between the two parties and, therefore, may be exposed to a loss should one of the parties default. The Bank minimizes this risk by performing normal credit reviews on its swap customers and minimizes its exposure to the interest rate and foreign exchange risks inherent in intermediated swaps by entering into offsetting swap position that essentially counterbalance each other.

The following is a summary of the notional amounts and the fair value of the Bank's derivative financial instruments as at June 30, 2003 and December 31, 2002 :

(Million Baht)

	JUNE 30, 2003			
	Notional Amount			**Fair Value**
	Up to 1 Year	**Over 1 Year**	**Total**	
Forward foreign exchange contracts	380,388.9	463.8	380,852.7	1,072.4
Currency swaps	20,596.2	-	20,596.2	90.3
Interest rate swaps	5,495.8	13,448.9	18,944.7	781.2

(Million Baht)

	DECEMBER 31, 2002			
	Notional Amount			**Fair Value**
	Up to 1 Year	**Over 1 Year**	**Total**	
Forward foreign exchange contracts	312,094.6	17.8	312,112.4	(388.1)
Currency swaps	22,718.0	3,114.6	25,832.6	116.0
Interest rate swaps	6,376.1	18,037.3	24,413.4	846.9

4.31.7 Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. The Bank uses different methodologies for determining the fair value of financial instruments. The methodology used is dependent upon the characteristics of the financial instrument and the financial market in which it operates.

Financial instruments that have standard terms and conditions and are traded on an active and liquid market, such as investments in securities, have their fair value determined by the quoted market price. In other circumstances, the fair value is ordinarily derived from quoted market rates such as interest rates and foreign exchange rates, which are then subsequently incorporated into generally accepted pricing models, based on the discounted cash flow theory, to determine the fair value.

Although the management uses its best judgment in estimating fair values of financial instruments, estimation methodologies and assumptions used to estimate fair values are inherently subjective. Accordingly, the use of different estimation methodologies and/or market assumptions may have a significant effect on the estimated fair values.

The following table presents the Bank's carrying amount and estimated fair value of financial instruments as at June 30, 2003 and December 31, 2002 :

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS			
	June 30, 2003		December 31, 2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash	16,724.0	16,724.0	23,783.9	23,783.9
Interbank and money market items	116,825.5	116,825.5	139,708.4	139,708.4
Securities purchased under resale agreement	41,000.0	41,000.0	6,000.0	6,000.0
Investments	330,998.5	339,151.1	318,161.6	324,010.4
Loans and accrued interest receivables, net	694,542.0	694,542.0	681,327.4	681,327.4
Customers' liability under acceptances	1,227.3	1,227.3	1,178.5	1,178.5
Financial Liabilities				
Deposits	1,088,791.7	1,088,791.7	1,062,664.7	1,062,664.7
Interbank and money market items	23,460.7	23,460.7	23,996.5	23,996.5
Liability payable on demand	3,883.1	3,883.1	3,549.5	3,549.5
Borrowings and subordinated bonds cum preferred shares	78,632.6	96,661.4	78,781.5	96,225.1
Bank's liability under acceptances	1,227.3	1,227.3	1,178.5	1,178.5
Interest payable	3,726.0	3,726.0	4,590.8	4,590.8

The following methods and assumptions were used by the Bank in estimating fair value of financial instruments as disclosed herein :

Cash, interbank and money market items (assets and liabilities), securities purchased under resale agreement, customers' liability under acceptances, deposits, liability payable on demand, securities sold under repurchase agreement, interest payable, and Bank's liability under acceptances: the carrying amounts approximate fair value in the balance sheets.

Trading securities, available for sale securities, and held to maturity debt securities: the fair value is based on market value. For non-marketable debt securities, fair value is determined by the average bid yield from three reliable financial institutions.

General investment consists of non-marketable equity securities, of which fair value is estimated based on discounted cash flow method or net book value amount, and listed securities acquired through debt restructuring with trading restriction, of which fair value is estimated based on discounted cash flow method or the last bid price on SET on the day that securities are transferred for debt repayment.

Loans and accrued interest receivables: fair value is based on carrying value of loans and accrued interest receivables net of allowance for doubtful accounts as most of loans are floating rate loans.

Borrowings and subordinated bonds cum preferred shares: fair value is based on market value.

Derivative financial instruments: fair value is calculated using discounted cash flow models based on current market yields and the maturity of similar instruments.

5. SUBSEQUENT EVENT

On July 10, 2003, the Bank had contracted to sell properties foreclosed to Sinnsuptawee Asset Management Co., Ltd. amounting to Baht 548.8 million for Baht 517.7 million which was its fair value. However, since the Bank had previously set aside allowance for impairment of properties foreclosed amounting to Baht 31.1 million, there was no gain or loss to the Bank from these sale transactions.